SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2015
Commission File Number	001-35400
Just Energy Group Inc.
(Translation of registrant’s name into English)
6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management Proxy Circular

2	Form of Proxy

Document 1 of this report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-3 (No. 333-188184) and Form S-8  (No. 333-183954 and No. 333-200194) that have been filed with the Securities and Exchange Commission.

Document 1

Just Energy Group Inc.
Management Proxy Circular
Notice of Annual and Special Meeting of Common Shareholders
June 25, 2015

May 25, 2015
Dear Shareholder:
Please join us at the annual and special meeting of common shareholders of Just Energy at 3:00 p.m. EST on Thursday June 25, 2015 at the Toronto Stock Exchange – Broadcast Centre located on the main floor of The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

Just Energy is situated in a growth industry, the sale of deregulated natural gas and electricity to residential and commercial customers under fixed and variable term contracts across North America. It is also engaged in the sale, lease and distribution of other energy products. As Just Energy builds its business in deregulated utility markets and broadens its product offerings, there are a growing number of new potential customers for Just Energy’s expanded suite of energy products. As well as its core energy products, Just Energy has begun the marketing and sale of residential solar installations using its existing customer base for marketing purposes. The Company also sells JustGreen energy products which permit homeowners and commercial customers to contract for green electricity and/or reduce or eliminate the carbon foot print of their natural gas usage.

During the past year, Just Energy added 1,441,000 customers, an increase of 5% from the previous record in fiscal 2014. Net additions of 276,000 for fiscal 2015 reflected a 47% increase from 188,000 in fiscal 2014. Customer growth resulted in gross margin of $600.1 million, up 19% year over year. Base EBITDA from continuing operations for fiscal 2015 was $180.4 million, an increase of 8% from fiscal 2014. Sales for fiscal 2015 of $3,895.9 million increased 10% from fiscal 2014.

Management of Just Energy is focused on continuing to improve the Company’s debt to EBITDA ratio over the near term. The sale of our National Home Services business and the sale of our Hudson Energy Solar commercial business in November, 2014 resulted, with other factors, in a 35% decrease in the Company’s net book value long term debt to $597.7 million at March 31, 2015 from $919.2 million at March 31, 2014. Our net debt to Base EBITDA ratio has fallen to 3.3 times as at March 31, 2015. Our target is to further reduce the rate and we hope to do so through a combination of increasing free cashflow and the repurchase of existing debt securities.

The Company is very focused on identifying and, where appropriate, building its business in areas like demand response, thermostat bundling and residential solar installations. While Just Energy continues to be focused on increased cashflow, controlled expansion of our non-renewable business should result in lower attrition accelerating our growth in our diverse geographic markets. During the current year, your management team intends to continue its focus on: (a) innovation and technology in product design providing a product with lifetime customer value; (b) continued evolution of our sales channels; (c) debt reduction; (d) operational excellence to create a world class customer experience; and (e) the development of strategic partnerships.

The accompanying proxy circular and notice of meeting contains a description of the matters to be voted upon at the meeting and provides information on executive compensation and corporate governance at Just Energy. In addition to the usual items of business, management is seeking shareholder approval for one special item of business – to increase the number of common shares of Just Energy available for issue to employees and other service providers under the restricted share grant plan by five million shares. This item of special business is described in detail in the circular.

We hope you will take the time to read the proxy circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is one of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 1 of the proxy circular. If your common shares are not registered in your name but are held in the name of a nominee, you should consult the information on page 4 of the proxy circular with respect to how to vote your shares.

If you are able to attend the meeting in person, there will be an opportunity to ask questions and to meet your directors, Just Energy management and your fellow shareholders.

On behalf of our board of directors, we would like to express our gratitude for the support of our shareholders. We would also like to thank our employees for their hard work and support. On behalf of our shareholders, management at Just Energy would like to express our sincere appreciation and gratitude to three long serving directors: Hugh Segal (18 years), Michael Kirby (16 years) and Gordon Giffin (9 years) who are not, based on Just Energy’s board retirement policies and other business commitments, standing for re- election at the annual and special meeting. Contemporaneously, subject to your approval, we would like to welcome five new nominee directors to the board who have been nominated for election by our governance and nominating committee and approved by the current board on May 14, 2015. They are: David Wagstaff, a chartered accountant and the Chief Financial Officer of Jetport Inc., Clark Hollands, a chartered accountant and a director of the Jim Pattison Foundation; Ryan Barrington-Foote, a chartered accountant and the Managing Director, Accounting at The Jim Pattison Group; and James Lewis and Deborah Merril, the Co-Presidents and Co-Chief Executive Officers of Just Energy each of whom has served the Company and one of its predecessors in various executive capacities for over 10 years. We look forward to seeing you at the meeting.

Sincerely,

/s/ Rebecca MacDonald Rebecca MacDonald Executive Chair Just Energy Group Inc.

Notice of Annual and Special Meeting

To: Just Energy Common Shareholders

The annual and special meeting of Just Energy common shareholders will be held at the Toronto Stock Exchange – Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2 on Thursday June 25, 2015, at 3:00 p.m. EST:

1.	to receive the audited consolidated financial statements of Just Energy for the year ended March 31, 2015 and the auditor’s report thereon;

2.	to elect the nominees of Just Energy standing for election as directors on an individual basis;

3.	to appoint Ernst & Young LLP as auditors of Just Energy;

4.
to consider and if thought appropriate, approve an ordinary resolution to authorize an increase in the number of common shares under Just Energy’s restricted share grant plan to be available for issue to employees and other service providers as described in the proxy circular accompanying this notice;

5.	to consider, in an advisory, non-binding capacity, Just Energy’s approach to executive compensation; and

6.	to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof respecting the items in sections 1 – 5 above.

The matters proposed to be dealt with at the meeting are described in the proxy circular accompanying this notice. The directors have fixed May 22, 2015, as the record date for the determination of the common shareholders entitled to receive notice of and vote at the meeting.

Dated at Toronto, Ontario	JUST ENERGY GROUP INC.
May 25, 2015.
/s/ Jonah T. Davids
Jonah T. Davids
Executive Vice President and General Counsel

Where Do I Find It

PROXY CIRCULAR

This proxy circular is provided in connection with the solicitation of proxies by management of Just Energy for use at the annual and special meeting of its shareholders or at any adjournment or postponement thereof (the “meeting”). In this document “you” and “your” refer to the shareholders of, and “Just Energy”, the “Company” or “we”, “us”, “our”, refer to, Just Energy Group Inc. The information contained in this proxy circular is given as at May 25, 2015, except as indicated otherwise.

IMPORTANT – If you are not able to attend the meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting by fax as indicated on the form of proxy, no later than 3:00 p.m. (EST) on June 22, 2015, or, if the meeting is adjourned or postponed, by no later than 3:00 p.m. (EST) on the business day prior to the day fixed for the adjourned or postponed meeting. See the form of proxy. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 4 of this circular.

VOTING – QUESTIONS AND ANSWERS

VOTING AND PROXIES

Who can vote?

Shareholders who are registered as at the close of business on May 22, 2015 (the “record date”), will be entitled to vote at the meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on May 22, 2015, Just Energy had outstanding 146,559,176 common shares. Each common share carries the right to one vote.

To the knowledge of the directors and senior offices of Just Energy based on the most recent publicly available information at May 22, 2015, two persons exercised control or direction over shares carrying 10% or more of the voting rights attached to the common shares of Just Energy. Jim Pattison, through the Great Pacific Capital Corp. and The Jim Pattison Foundation, beneficially owns, or directly or indirectly controls, a total of 23,989,100 (16.36%) of Just Energy’s common shares and Ron Joyce, through Jetport Inc., beneficially owns, or directly or indirectly controls, 17,273,348 (11.78%) of Just Energy’s common shares.

Quorum for the Meeting

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding common shares. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the chair of the meeting. At such meeting, the shareholders present either personally or by proxy shall form a quorum. In the event of a tie or deadlock vote at the meeting, the chair may not cast a deciding vote.

What will I be voting on?

Shareholders will be voting: (i) to elect directors of Just Energy, (ii) to appoint Ernst & Young LLP as auditors of Just Energy, (iii) in an advisory capacity, on Just Energy’s approach to executive compensation, and (iv) to increase the number of common shares to be available for issue to employees and other service providers under Just Energy’s RSG Plan by 5 million. Our board of directors and our management are recommending that shareholders vote FOR each of items 2, 3, 4 and 5 in the Notice of Annual and Special Meeting.

How will these matters be decided at the meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval for each of these matters.

Why am I not voting to approve the financial statements?

On May 14, 2015 the board of directors of Just Energy approved the consolidated audited financial statements of Just Energy for the year ended March 31, 2015. Under the Canada Business Corporations Act, the legislation which governs

Just Energy, the financial statements are required to be mailed to shareholders but no shareholder vote is required. You will however be entitled to ask questions of financial management at the meeting.

Who is soliciting my proxy?

Management of Just Energy is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to Just Energy.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario M5J 2Y1 or by fax at 1 866 249-7775.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What is the difference between a registered shareholder and a beneficial owner of shares?

If your shares are registered on the record date directly in your name with Just Energy’s transfer agent, you are considered with respect to those shares to be a “registered shareholder”. The proxy circular and proxy have been sent directly to you by Computershare Trust Company of Canada.

If your shares are held in a stock brokerage account or by a bank or financial intermediary or other nominee, you are considered the “beneficial owner” of shares held in street name. The proxy circular has been forwarded to you by your broker, bank, financial intermediary or other nominee who is considered, with respect to those shares, the registered shareholder. As the beneficial owner, you have the right to direct your broker, bank, financial intermediary or other nominee how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting.

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the executive chair and the lead director of Just Energy. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the meeting.

(i)	How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for Just Energy’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote as indicated above by following the instructions on the form of proxy.

(ii)	What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote following any one of the other two options as indicated above is 3:00 p.m. EST on June 22, 2015, or if the meeting is adjourned or postponed, by no later than 3:00 p.m. EST on the business day prior to the day fixed for the adjourned or postponed meeting.

(iii)	How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the board, executive chair or lead director will be voted FOR the election of management’s nominees as directors, FOR the appointment of Ernst & Young LLP as auditors, FOR Just Energy’s approach to executive compensation, FOR the resolution to increase the number of common shares available for issue under the RSG Plan by 5 million and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of Just Energy may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the meeting.

(iv)	If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of Just Energy at the registered office of Just Energy (First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1) at any time up to and including 3:00 p.m. EST on the last business day preceding the day of the meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the meeting on the day of the meeting or any adjournment or postponement thereof, or in any other matter permitted by law or in the case of vote email or fax, by way of a subsequent vote by email or fax.

2.	VOTING IN PERSON

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the meeting. If you wish to vote in person at the meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If, as is usually the case, your common shares are listed in an account statement provided to you by your broker or other nominee or custodian, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker, or an agent of that broker or other nominee or custodian. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

(i)	GIVING YOUR VOTING INSTRUCTIONS

Applicable securities laws require your nominee to seek voting instructions from you in advance of the meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common share are voted at the meeting.

(ii)	VOTING IN PERSON

However, if you wish to vote in person at the meeting, insert your name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the meeting.

GOVERNANCE AND EXECUTIVE COMPENSATION HIGHLIGHTS 2014 – 2015

Just Energy has, over the past several years, implemented several new governance and compensation initiatives to improve its governance structure and to address recommendations of, and issues raised by, institutional shareholder groups and our outside independent compensation consultants related to the design of, and other aspects of our approach to, executive compensation.

GOVERNANCE INITIATIVES

Retirement Policy and Board Rejuvenation

The board of Just Energy approved a retirement policy for directors which, in effect, requires directors to step down from the board on the earlier of: (a) 15 years of service from the date they were appointed or elected or starting from Just Energy’s April 2001 initial public offering and (b) attaining age 75. Hugh Segal and Michael Kirby, each of whom has served as directors for more than 15 years will not be standing for re-election based on our retirement policy for directors. Gordon Giffin who has served on the board for nine years has also advised, because of other significant business and board commitments, he will not be standing for re-election.

Accordingly, to replace those directors who will not be standing for re-election and to reflect the interests of our shareholders, five new directors have been nominated for election at the annual and special meeting by the nominating and corporate governance committee. They are: (i) David F. Wagstaff, a chartered accountant and the Chief Financial Officer of Jetport Inc. (a company controlled by Ron Joyce which owns 11.78% of Just Energy’s common shares), (ii) Deborah Merril and (iii) James Lewis, the Co-Presidents and Co-Chief Executive Officers of Just Energy each of whom has served the Company and one of its predecessors in senior executive capacities for in excess of 10 years; (iv) H. Clark Hollands, a chartered accountant and a director of the Jim Pattison Foundation; and (v) Ryan Barrington-Foote, a chartered accountant and the Managing Director, Accounting at the Jim Pattison Group. The Great Pacific Capital Corp., a company controlled by Jim Pattison and The Jim Pattison Foundation, own 16.36% of Just Energy’s common shares. On May 14, 2015 the board approved an increase in the size of the board to 11 directors.

Orientation and Continuing Education

(a)	Director Orientation

The board of Just Energy has a formal policy to ensure that new appointees to the Just Energy board to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, its board policies and committee structure, their role as directors, their fiduciary duties and responsibilities and the contribution directors are expected to make to the deliberations of the board and the committees on which they serve. Each of the new directors, will engage in a director orientation program after they are elected to the Just Energy board.

(b)	Director Continuing Education

The board of Just Energy has approved a formal program to ensure all directors will have access to continuing education and information (external and internal) on an ongoing basis pertaining to board effectiveness, the best practices associated with successful boards, briefings on future or emerging trends that may be relevant to Just Energy’s business, strategy, succession planning and risk. Mr. Perlman recently obtained certification as a Governance Fellow from the National Association of Corporate Directors in recognition of his commitment to ongoing professional development and training as a corporate director. David F. Wagstaff, in contemplation of his nomination to the board, enrolled in the Director’s College course for an Audit Committee Certified Program. He has also participated in accounting related courses sponsored by the Canadian Institute of Chartered Accountants. Each of Messrs. Perlman and Sladoje have participated in several outside director education programs over the past year hosted by the NACD at the Company’s expense in Washington, Houston, Atlanta and Chicago.

(c)	Board Diversity and Renewal

In furtherance of the above governance initiatives, the board recently adopted a policy to encourage greater board diversity and renewal. We consider diversity of gender, ethnicity, age, business experience, functional expertise, personal skills, stakeholder perspectives and geography as factors to consider in identifying new directors. To implement the board’s objective a total of three new independent directors were appointed to the Just Energy board in 2012 and 2013 and an additional five new directors, three of whom are independent, are nominated for election at the annual and special meeting.

(d)	Women on Boards

To address National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices”, the board of Just Energy amended its policy on Board Diversity and Renewal to include as a guideline and target that at a minimum, one third of Just Energy’s directors should, within a reasonable period of time, be women.

EXECUTIVE COMPENSATION AND GOVERNANCE INITIATIVES

Each year, the board, through its compensation committee, conducts a review of its corporate governance policies and practices against generally accepted principles and standards including guidelines established by Institutional Shareholder Services, Glass Lewis and the Canadian Coalition for Good Governance. See Schedule E.

In March, 2015, the board, through the compensation committee, retained the services of Hugessen Consulting as its independent compensation consultants. See page 20 under the heading “Compensation Consultants and Executive Compensation”.

DIRECTOR INDEPENDENCE

The board of directors has determined and declared that the relationship of each of John Brussa and Gordon Giffin as partners at law firms which represent Just Energy in selected matters are not such as to impair their independent judgment as directors and accordingly, except for purposes of the audit committee and the compensation committee, they both can be regarded as independent for purposes of the board and all other board committees so that 89% of Just Energy’s directors are currently independent as defined by applicable stock exchange and securities legislation. If each of Messrs. Wagstaff, Lewis, Hollands and Barrington-Foote and Ms. Merril, each nominees for election at the meeting are elected, 72% of Just Energy’s directors will, after the meeting, be independent.

The governance and executive compensation initiatives, summarized above, are described in greater detail in the circular.

GENERAL BUSINESS TO BE ACTED UPON AT THE MEETING

RECEIPT OF CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The consolidated audited financial statements of Just Energy for the financial year ended March 31, 2015 and accompanying auditor’s report will be presented at the meeting. These documents are contained in Just Energy’s 2015 annual report and are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Just Energy’s website at www.justenergygroup.com. The annual report is being mailed to shareholders with this proxy circular, if requested. Shareholders are not required to vote to approve the consolidated audited financial statements. Shareholders will however have an opportunity at the meeting to ask questions of executive and financial management.

ELECTION OF DIRECTORS OF JUST ENERGY

Just Energy has a board of directors which presently consists of nine members, six of whom are standing for re-election as directors of Just Energy and, if elected, will serve until the next annual meeting of Just Energy or until their successors are duly elected or appointed. Messrs. Segal, Kirby and Giffin are not standing for re-election at the Meeting. As indicated above, each of David Wagstaff, Deborah Merril, James Lewis, Clark Hollands and Ryan Barrington-Foote has been nominated to stand for election as directors at the annual and special meeting and, if elected, will serve until the next annual meeting of Just Energy or until their successors are duly elected or appointed. The nominees proposed for election as directors were recommended to the board by the nominating and governance committee and are listed below. Six of the nominees, are currently directors of Just Energy. All nominees have established their eligibility and willingness to serve as directors. Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR each of the nominees listed below and in the form of proxy accompanying this circular.

Ryan Barrington-Foote	James Lewis	George Sladoje
John A. Brussa	Rebecca MacDonald	David F. Wagstaff
R. Scott Gahn	Deborah Merril	William F. Weld
H. Clark Hollands	Brett A. Perlman

If, for any reason at the time of the meeting, any of the above nominees are unable to serve, unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees. Except for Rebecca MacDonald, Deborah Merril and James Lewis (all members of executive management), all other directors are independent (72%) under applicable stock exchange and securities legislation.

In addition to the policies, codes of conduct, individual board mandates and other corporate governance rules of Just Energy (listed in the corporate governance structure diagram on page 59, and described in Schedule A), Just Energy and its directors are and will be subject to the corporate governance policies and guidelines described in Schedule E relating to: (i) independent board majority; (ii) directors to be elected on an individual basis; (iii) board overboarding; (iv) a retirement policy; (v) director orientation and continuing education; (vi) board diversity and renewal and women on boards; and (v) share ownership requirements.

Biographical Summaries of Directors

Biographical summaries including: ages, skill sets, independence, share ownership and the value of Just Energy securities at risk at March 31, 2015 and attendance records, if applicable, for each of the 11 nominee directors 6 of whom have served as directors during the year ended March 31, 2015 are set forth below. Additional information is provided in the Chart commencing on page 15. There are no interlocking directorships.

JOHN A. BRUSSA Age 58 Calgary, Alberta Director since 2001 Independent	Ownership of shares (includes vested and unvested DSGs) 106,227	March 31, 2015 value at risk @ $5.92 per share $628,864	Board and Committee attendance record Board – 100% Risk – 83%	Areas of Expertise taxation energy risk compensation finance
Mr. Brussa a lawyer and public company director has been a director of Just Energy since 2001 and currently serves on one board committee. He is a senior partner with the law firm Burnet, Duckworth & Palmer LLP where he specializes in taxation and energy law with a special expertise relating to businesses in the energy sector. Accordingly, his contribution to the proceedings of the board and its committees is invaluable. As indicated in Schedule B of this proxy circular, Mr. Brussa serves as a director on other public boards and committees, particularly in the oil and natural gas sectors. He serves as a member of the risk committee on other public company boards and accordingly brings considerable experience as a member of Just Energy’s risk committee. It is the view of other members of the Just Energy board that his experience and knowledge in these energy sectors and his regular participation at board and committee meetings adds significant value to the board of Just Energy. He has a 97% attendance record for board and committee meetings and serves on the risk committee.

78% of the votes cast at the 2014 annual meeting were for the approval of Mr. Brussa as a director of Just Energy.

RYAN BARRINGTON-FOOTE Age 36 Vancouver, British Columbia Independent	Ownership of shares 2,730	March 31, 2015 value at risk @ $5.92 per share $16,162	Board and Committee Attendance Record N/A	Areas of Expertise finance accounting risk administration taxation
Mr. Barrington-Foote is currently the Managing Director, Accounting at The Jim Pattison Group where he has worked since 2001 with oversight responsibility for accounting and tax related functions. He was associated with KPMG from 1996-2001 (audit and tax) where he earned his CPA (CA) designation in 2001. He obtained a degree in Business Administration (Hons.) from Simon Fraser University. He has been a director and treasurer of the Rick Hansen Institute since 2010 and received an award as one of Vancouver’s Top 40 Under 40 in 2009.

Mr. Barrington-Foote’s background and experience in finance, accounting, business and taxation will significantly contribute to the deliberations of the Just Energy board and the committees on which he will serve.

R. SCOTT GAHN Age 51 Houston, Texas Director since December, 2013 Independent	Ownership of shares (includes vested and unvested DSGs) 15,097	March 31, 2015 value at risk @ $5.92 per share $89,374	Board and Committee Attendance Record Board – 100% Risk – 100% Compensation – 100%	Areas of Expertise financial compensation energy management risk marketing
Mr. Gahn, formerly Executive Vice President and Chief Operating Officer of Just Energy until June, 2011 was appointed to the board on December 17, 2013 and is currently a member of the Risk Committee and serves as chair of the Compensation Committee. Mr. Gahn is currently the President of Gulf Coast Security Services, Inc., a Houston-based security firm. Mr. Gahn has a long history in the deregulated energy industry having served on the Texas ERCOT board from 2005 to 2008 and having been involved in the sale of deregulated and regulated electricity and natural gas for 28 years. He was one of the founding shareholders and Chief Executive Officer of Just Energy Texas L. P. which was purchased by the Company in 2007 and in that capacity was responsible for North American Wholesale energy supply operations and business developments. He has a 100% attendance record for board and committee meetings for the year ending March 31, 2015.

89% of the votes cast at the 2014 annual meeting were for the approval of Mr. Gahn as a director of Just Energy.

H. CLARK HOLLANDS Age 62 Vancouver, British Columbia Independent	Ownership of shares NIL	March 31, 2015 value at risk @ $5.92 per share $NIL	Board and Committee Attendance Record N/A	Areas of Expertise finance risk management taxation
Mr. Hollands is a chartered accountant. He obtained his B. Comm from the University of British Columbia in 1975, his CA designation in 1977 and his FCA designation in 2008. He spent 25 years of his professional career as an international tax partner with KPMG in Vancouver advising many significant Canadian based multi-national groups and large public companies on their international tax arrangements. Mr. Hollands left private practice in 2008 to devote most of his time to a variety of business and investment interests in which he is a partner and to devote more time to his family and several charitable foundations including the Jim Pattison Foundation. He also serves as a director and advisor to several other large Canadian based private foundations.

Mr. Hollands’ broad background and experience in finance, accounting, business and taxation will significantly contribute, on behalf of all shareholders, to the deliberations of the Just Energy board of directors and the committees on which he will serve.

JAMES LEWIS Age 44 Houston, Texas Executive Officer since 2007 Not Independent	Ownership of shares (includes vested and unvested RSGs) 660,263	March 31, 2015 value at risk @ $5.92 per share $3,908,757	Board and Committee Attendance Record N/A	Areas of Expertise risk finance marketing energy information management
Mr. Lewis has been a senior executive of Just Energy since 2007. James Lewis brings to his position as Co-President and Co-Chief Executive Officer of Just Energy more than 16 years of experience in the retail energy industry. Before assuming his latest role, Mr. Lewis served as Chief Operating Officer (COO) for the Company with accountability for corporate- wide strategic planning, policy and program development. Prior to his role as COO, he led Just Energy’s North Eastern U.S. residential and small business division with accountability for all aspects of the residential business including customer service, operations and sales. Mr. Lewis also served as Senior Vice President for all of Just Energy’s North American operations, which include a range of business functions from contract fulfillment and revenue assurance to customer retention and renewals.

Before joining Just Energy, Mr. Lewis led the Risk Management, Structuring, and Trading portfolios for a large U.S.-based energy company, as well as Information Management and Internal Audit functions for a large multi-national corporation.

Mr. Lewis earned a Bachelor and Master’s degree of Engineering from the Stevens Institute of Technology in New Jersey, as well as a Masters of Business Administration degree from New York University. While not currently a member of the Just Energy board, Mr. Lewis has over the past two years been present and participated in the deliberations at most Just Energy board and committee meetings. His election as a director will contribute immeasurably to the deliberations of the board.

REBECCA MACDONALD Age 61 Toronto, Ontario Director since 2001 Not Independent	Ownership of shares (includes vested and unvested PBGs/RSGs) 6,876,786	March 31, 2015 value at risk @ $5.92 per share $40,710,573	Board Attendance Record Board – 100%	Areas of Expertise energy marketing regulatory investor relations management
Ms. MacDonald was the principal founder of Just Energy and has been a director since 2001. She has been engaged in the deregulation of natural gas for over 23 years. Before forming Just Energy in 1997 she was the president of EMI, another successful energy marketing company. She became an officer of Just Energy in January 2000 and previously served as Chief Executive Officer. For the past eight years she has been Just Energy’s Executive Chair. She is a past director of the Canadian Arthritis Foundation and is actively involved in a number of other charities. She founded the Rebecca MacDonald Centre for Arthritis Research at Toronto’s Mount Sinai Hospital. She was named Canada’s top woman CEO for 2003, 2004, 2005, 2006 and 2007 by Profit Magazine. She was also named Ontario Entrepreneur of the Year by Ernst and Young in 2003. On April 3, 2009 she received the International Horatio Alger Award – Canada. Ms. MacDonald has a 100% attendance record for board meetings for the year ended March 31, 2015. She was elected to the board of Canadian Pacific Railways Limited in 2012.

97% of the votes cast at the 2014 annual meeting were for the approval of Ms. MacDonald as a director of Just Energy.

DEBORAH MERRIL Age 44 Houston, Texas Executive Officer since 2007 Not Independent	Ownership of shares (includes vested and unvested RSGs) 592,927	March 31, 2015 value at risk @ $5.92 per share $3,510,128	Board and Committee Attendance Record N/A	Areas of Expertise compensation governance finance risk energy
Deborah Merril is the Co-President and Co-Chief Executive Officer of Just Energy. She has been an officer of Just Energy since 2007. With more than 18 years of experience in the retail energy industry, Deborah Merril was appointed to her current role of Co-President and Co-Chief Executive Officer of Just Energy in April, 2014. Prior to this, Ms. Merril led the organization’s commercial business as President of Hudson Energy Services with responsibility for Hudson Energy as well as the Commerce Energy brand. Earlier leadership functions include her role as a founding partner and Vice President of Marketing from 2002 to 2007 of Just Energy LP when it was purchased by Just Energy. Previous industry experience includes accountability in several business portfolios ranging from operations, to physical and financial risk management, and deal structuring at Enron Energy Services. Ms. Merril gained a Bachelor of Arts degree in Economics at the College of Wooster in Ohio, and earned her Master’s degree in Business Administration (MBA) at Texas A&M University. While not currently a member of the Just Energy board, she has, over the past two years, been present and participated in the deliberations at most board and committee meetings.

Ms. Merril’s background and experience at Just Energy over the past 10 years will contribute immeasurably to the deliberations of the Just Energy board.

BRETT A. PERLMAN Age 56 Houston, Texas Director since 2013 Independent	Ownership of shares (includes vested and unvested DSGs) 18,816	March 31, 2015 value at risk @ $5.92 per share $69,933	Board and Committee Attendance Record Board – 100% Audit – 100% Governance – 100% Risk – 67%	Areas of Expertise financial governance risk utilities regulatory energy
Mr. Perlman is the President of Vector Consultants, LLC of Houston, Texas, a consulting practice which specializes in business strategy, strategic marketing and mergers and acquisitions in the electric utility industry. He previously served as a Commissioner of the Public Utility Commission of Texas (1999-2003) and led the market design and implementation that resulted in the successful restructuring of the Texas wholesale and retail electric utility market. Previous to his public service, he was a consultant with McKinsey and Company (1993-1999) and has practiced law with major firms in Houston and Washington, D.C. He holds advanced degrees in public policy from Harvard University and in law from the University of Texas and was a Phi Beta

Kappa graduate of Northwestern University. He has previously served as a director and as an independent strategic advisor to both public and private equity-based companies. His knowledge of the electric utility sector and his experience in regulatory and public policy issues as well as strategy and governance makes him an invaluable member of the Just Energy Board. Mr. Perlman recently obtained certification as a Governance Fellow from the National Association of Corporate Directors (NACD) in recognition of his commitment to ongoing professional development and training as a Corporate Director and over the past year has attended NACD meetings in Houston,, Atlanta and Washington. He has a 95% attendance record at all Just Energy board and committee meetings for the year ended March 31, 2015.

96% of the votes cast at the 2014 annual meeting were for the approval of Mr. Perlman as a director.

GEORGE SLADOJE Age 73 Chicago, Illinois Director since November 6, 2012 Independent	Ownership of shares (includes vested and unvested DSGs) 5,689	March 31, 2015 value at risk @ $5.92 per share $33,679	Board and Committee Attendance Record Board – 100% Audit – 100% Risk – 100% Compensation – 100%	Areas of Expertise energy governance public policy regulatory risk management finance
Mr. Sladoje has been a director of Just Energy since November 6, 2012. He currently serves as a member of the audit and compensation committees and Chair of the risk committee. Mr. Sladoje was until 2011, CEO of NASDAQ OMX Commodities Clearing Company and former Chair and CEO to 2010 of North American Energy and Clearing Corporation, both centered in Chicago, Ill. Mr. Sladoje serves as Principal, Sladoje Consulting, Chicago where he specializes in providing regulatory and compliance consulting to organizations dealing in electricity, natural gas, equities and options trading and has provided marketing services to grid operators across the United States including Midwest ISO and ERCOT. This expertise, along with his accounting background as a CPA with a big 8 accounting firm, his experience in working with energy regulators and in risk management and governance uniquely qualifies him to serve on the Just Energy board of directors and as a member of the audit committee and the risk committee. He has also served as a director of other companies and has worked with many major national regulators including The Commodity Futures Trading Commission, the SEC, FERC, the public utility commissions of several states. He has a 100% attendance record for Board and committee meetings and strategy sessions for the year ended March 31, 2015.

98% of the votes cast at the 2014 annual meeting were for the approval of Mr. Sladoje as a director of Just Energy.

DAVID F. WAGSTAFF Age 57 Toronto, Ontario Independent	Ownership of shares 18,354	March 31, 2015 value at risk @ $5.92 per share $108,656	Board and Committee Attendance Record Participated as an observer at all board, risk and audit committee meetings from November 2014	Areas of Expertise financial expert risk governance taxation
Mr. Wagstaff, a chartered accountant is the Vice President and Chief Financial Officer of Jetport Inc. of Burlington Ontario, a company which owns approximately 17,273,348 shares (11.78%) of Just Energy and which is controlled by Ron Joyce. Mr. Wagtaff is a seasoned financial executive with a broad range of experience in operational and financial restructuring, mergers and acquisitions and investments evaluation and analysis including active participation on a number of private company, public and not for profit boards over the past 25 years. He is a member of the Institute of Chartered Professional Accountants of Ontario, received the CA designation in 1985 and a bachelor of commerce degree from McMaster University 1982.

As Vice President and Chief Financial Officer of Jetport Inc. he has oversight of $1.5 billion in assets under management, is a member of the corporate investment committee and has primary responsibility over taxation for the corporate group. Before joining Jetport Inc., Mr. Wagstaff was senior manager Arthur Anderson & Co. (Toronto) and has extensive board experience having served on the board of several private companies. His experience and background will significantly contribute to the deliberations of the board and committees on which he will serve on behalf of all shareholders.

WILLIAM F. WELD Age 69 Cambridge, Massachusetts Director since 2012 Independent	Ownership of shares (includes vested and unvested DSGs) 7,109	March 31, 2015 value at risk @ $5.92 per share $42,085	Board and Committee Attendance Record Board – 94% Audit – 100% Compensation – 80% Risk – 67%	Areas of Expertise finance public policy governance government relations
Mr. Weld currently practices with the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., in Washington, DC and New York where he specializes in government strategies, corporate governance and compliance and international business best practices. He also served as Senior Advisor to the Chair of Ivanhoe Capital Corporation, a private holding company headquartered in British Columbia. Mr. Weld has a very distinguished career in government and business. During the 1990’s, Mr. Weld served two terms as Governor of Massachusetts, being elected in 1990 and re-elected in 1994. He served as national co-chair of the Privatization Council and led business and trade missions to many counties in Asia, Europe, Latin America and Africa. He has served as a director of other public companies and is an active member of the United States Council on Foreign Relations. Prior to his election as Governor, Mr. Weld was a federal prosecutor for seven years, serving as the Assistant U.S. Attorney General in charge of the Criminal Division of the Justice Department in Washington, D.C. and the U.S. Attorney for Massachusetts during the Reagan administration. He was also a commercial litigator in Boston and Washington. He is a member of the risk committee, the compensation committee and the audit committee of the board and has a 92% attendance record for the year ended March 31, 2015.

96% of the votes cast at the 2014 annual meeting were for the approval of Mr. Weld as a director of Just Energy.

Director Attendance Record

The Table below indicates the attendance record for all board and committee meetings for each person who was a director of Just Energy during the year ended March 31, 2015 (six of whom are standing for re-election at the meeting), including the number of board and committee meetings held for such period.

The outside directors also meet separately, in camera, without management present at the end of each board and committee meeting and at the annual strategy session. The independent directors participated in a general strategy session in Chicago on May 15 and 16, 2014 and participated in several meetings of a special independent committee of the board between November 2014 and February 2015.

The director attendance record was over 90% for all board and committee meetings for the year ended March 31, 2015.

Name of Director	Number of Board Meetings attended of which there were 17(1)(2)(3)	Number of Audit Committee Meetings attended of which there were 5 (Kirby (Chair), Segal, Perlman, Weld and Sladoje)(1)(2)	Number of Compensation, Human Resources, Environmental Health and Safety Committee Meetings attended of which there were 5 (Sladoje, Weld, Gahn (Chair) and, Segal)(1)(2)	Number of Nominating and Corporate Governance Committee Meetings attended of which there were 3 (Giffin (Chair) Segal(5) Perlman and Brussa)(1)(2)	Number of Risk Committee Meetings attended of which there were 6 (Kirby, Giffin, Weld, Segal, Sladoje (Chair), Perlman, Gahn and Brussa)(1)(2)
John A. Brussa	17	-	-	2	5
Bill Weld	16	5	4	-	4
Gordon D. Giffin	17	-	3	2	5
Michael J.L. Kirby	17	5	-	-	4
Rebecca MacDonald	17	-	-	-	-
George Sladoje	17	5	5	-	5
Hugh D. Segal	16	4	5	2	5
Scott Gahn	15	-	4	-	4
Brett Perlman	17	5	-	3	4

Notes:

(1)	Includes meetings attended in person or by telephone conference call.

(2)	In camera meetings of the board and committees (excluding management directors) were held prior to or at the conclusion of all board and committee meetings.

(3)	Excludes the attendance of all independent director members of a special committee of the board established in November, 2014 and terminated in February, 2015.

(4)	The executive committee of the board did not meet during the year ended March 31, 2015 and was dissolved by the board on May 14, 2015.

Director Nominees

The names, jurisdiction of residence, principal occupations, year in which each became a director of Just Energy and the number of common shares, PBGs, DSGs, RSGs, convertible debentures and other securities of Just Energy beneficially owned or over which control or direction is exercised by the nominees for director, at March 31, 2015, are as follows:

Name, Jurisdiction of Residence and Year First Became a Director	Position with Just Energy	Principal Occupation	Common Shares Beneficially Owned or Over which Control or Direction is Exercised(6)(7)	PBGs/RSGs/ DSGs/Options Beneficially Owned(6)(7)(8)
John A. Brussa(4) Alberta, Canada 2001	Director (Independent)	Partner, Burnet, Duckworth & Palmer LLP	82,000 Shares	24,227 DSGs
Ryan Barrington-Foote British Columbia, Canada	(Independent)	Managing Director, Accounting – The Jim Pattison Group	2,730 Shares	NIL
R. Scott Gahn(2)(4) Texas, U.S.A. 2013	Director (Independent)	President, Gulf Coast Security Services, Inc.	15,097 Shares	NIL
H. Clark Hollands British Columbia, Canada	(Independent)	Chartered Accountant, Businessman and Corporate Director	NIL	NIL
James Lewis Texas, U.S.A.	Co-President and Co-Chief Executive Officer	Co-President and Co-Chief Executive Officer of Just Energy	276,290 Shares	383,973 RSGs
Rebecca MacDonald Ontario, Canada 2001	Executive Chair and Director	Executive Chair of Just Energy	5,947,184 Shares	929,602 PBGs/RSGs
Deborah Merril Texas, U.S.A.	Co-President and Co-Chief Executive Officer	Co-President and Co-Chief Executive Officer of Just Energy	221,325 Shares	371,844 RSGs
Brett A. Perlman(1)(3) Texas, U.S.A. 2013	Director (Independent)	President, Vector Consultants, LLC.	10,597 Shares	1,216 DSGs
George Sladoje(1)(2)(4) Illinois, U.S.A 2012	Director (Independent)	Principal, Sladoje Consulting	NIL	5,689 DSGs
David Wagstaff Ontario, Canada	(Independent)	Chief Financial Officer Jetport Inc.	18,354 Shares	NIL
William F. Weld(1)(2)(4) Massachusetts, U.S.A. 2012	Director (Independent)	Partner, Mintz, Levin, Cohen, Ferris, Glovsky and Popeo, NY, Boston and DC.	7,109 Shares	NIL

Notes:

(1)	Member of the audit committee. Mr. Kirby, who is not standing for re-election, is currently the chair and financial expert. All members are independent and are financially literate.

(2)	Member of the compensation committee. Mr. Gahn is the chair.

(3)	Member of the governance and nominating committee. Mr. Giffin, who is not standing for re-election, is currently the chair.

(4)	Member of the risk committee. Mr. Sladoje is the chair.

(5)
Director’s Compensation Plan.  For the year ended March 31, 2015, the non-management directors of Just Energy were required to receive $15,000 of their $65,000 annual base retainer in fully paid deferred share grants (“DSGs”) and/or common shares (with one-quarter thereof issuable at the end of each quarter) and are entitled to elect to receive all or a portion of their remaining director’s fees in fully paid DSGs and/or common shares of Just Energy pursuant to the Just Energy DSG Plan. The purpose of the Just Energy DSG Plan is to provide effective incentives for the independent directors to promote the business and success of Just Energy by encouraging the ownership of DSGs and/or common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter (the “Grant Date”) and are based upon the weighted average trading price of the common shares for the 10 trading days on the TSX preceding the end of each quarter. DSGs may not be exchanged for common shares and common shares may not be issued and released to directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a director of Just Energy and (iii) a change of control, providing that no common shares may be issued in exchange for DSGs after the expiry of 15 years from the Grant Date. As indicated above, the directors are entitled to elect to receive common shares in lieu of or in combination with DSGs. No fees are payable to directors who are members of executive management.

The price used to determine the number of DSGs and/or common shares granted to directors pursuant to the Just Energy DSG Plan was: $6.14, for the quarter ended June 30, 2014; $5.48, for the quarter ended September 30, 2014; $5.87, for the quarter ended December 31, 2014 and $6.06 for the quarter ended March 31, 2015 based on the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

The Just Energy DSG Plan may not be amended without shareholder approval and the consent of the TSX except with respect to the payment of director’s fees. Each director is, except as otherwise indicated below, required by December 31, 2015 to hold a minimum number of common shares (including RSGs and DSGs) equal to at least three times the director’s base retainer of $65,000 (i.e., $195,000). Based on the TSX closing market price for common shares of $5.92 on March 31, 2015, all directors are compliant with the $195,000 threshold other than Messrs. Weld, Sladoje, Perlman and Gahn each of whom, as with each of those directors elected for the first time at the annual and special meeting has five years from the date of their appointment or election to the board to be compliant. See “Ownership of Securities by Outside Directors”.

(6)
On May 14, 2015 the board of directors amended the DSG Plan to provide for a revised fee schedule and revised common share/DSG ownership requirements. See note (7) to the Director Compensation Table on page 25 of this Circular.

(7)	See “Compensation of the Directors and Officers of Just Energy – Share Option Plan” for a description of Just Energy Options. No options are held by any director.

(8)	The DSG, RSG and PBG Plans are described in detail on pages 53 to 56 of this circular.

The information as to the common shares, DSGs, PBGs and RSGs of Just Energy, has been furnished by the respective nominees as of March 31, 2015. For further information on director compensation, see the director compensation table on page 25 and additional information on pages 27 to 28 of this proxy circular.

APPOINTMENT OF AUDITORS OF JUST ENERGY

The board of directors proposes that Ernst & Young LLP (“EY”) be re- appointed as auditors of Just Energy until the next annual meeting at such remuneration as may be approved by the board of directors. EY in Canada is a member firm of Ernst & Young Global, which employs 190,000 people in more than 700 offices in 150 countries. The Canadian firm is headquartered in Toronto, Ontario and has offices in 17 locations across Canada. The U.S. firm is headquartered in New York City and has offices in more than 80 locations across the U.S. They provide a full range of assurance, tax, advisory and transaction services to clients across a range of industries, including many energy companies. In order to be effective, the resolution re-appointing EY as auditors and authorizing the directors to fix their remuneration as such, must receive the affirmative vote of a majority of the votes cast by shareholders in person or by proxy.

For fiscal 2015, fees charged by EY for audit and related services to Just Energy and its subsidiaries were $1,229,000 (2014 – $1,224,000). Additional fees for tax related and other services were $850,000 (2014 – $504,500). Total fees for fiscal 2015 were $2,079,000 (2014 – $1,728,500). No other services were provided to Just Energy and its subsidiaries by EY.

99% of the votes cast at the 2014 annual meeting were cast in favour of the appointment of EY as independent auditors of Just Energy.

The audit committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors and is satisfied that they are. All services provided by EY were approved by the audit committee.

The board of directors of Just Energy recommends a vote “FOR” the resolution approving the appointment of Ernst & Young LLP as independent auditors for Just Energy for the fiscal year ending March 31, 2016 and authorizing the board of directors of Just Energy to fix their remuneration as such.

SPECIAL ITEM OF BUSINESS

RESTRICTED SHARE GRANT PLAN

APPROVAL OF ORDINARY RESOLUTION INCREASING THE NUMBER OF COMMON SHARES ISSUABLE UNDER JUST ENERGY’S RESTRICTED SHARE GRANT PLAN BY FIVE MILLION.

Just Energy requires an additional 5 million common shares be made available under the RSG Plan to meet its current and future obligations to employees and other service providers. At March 31, 2015, there were only 28,000 common shares available in Just Energy’s common share pool to meet its obligations to exchange vested RSGs for common shares.

General Background

At the Meeting, the holders of common shares of Just Energy will be requested to consider an ordinary resolution approving an amendment to the Just Energy Restricted Share Grant Plan (the “RSG Plan”), which was originally approved on June 29, 2004. The RSG Plan is described under the heading “Restricted Share Grant Plan” on page 53 of this circular and is an integral component of Just Energy’s compensation policy for a large number of senior level employees of Just Energy and its affiliates including the Named Executive Officers. See “Compensation Discussion and Analysis – RSGs’ on page 35 of this circular.

In lieu of paying all or a portion of the bonuses to which the Named Executive Officers are entitled to receive in cash at year end, their employment agreements require them to receive in lieu of cash, fully paid RSGs based on a current 10 day simple average TSX closing market price for common shares of Just Energy. The RSGs generally vest over a period of three years providing on each applicable vesting date, the RSG grantee continues to be a senior officer of Just Energy or one of its affiliates. Accordingly, the issue of RSGs in lieu of cash bonuses conserves cash, is an extremely useful retention technique and aligns the interests of employees with those of shareholders. As authorized by the Plan, RSGs are also granted on a similar basis for similar reasons: (i) to employees of Just Energy and its affiliates below the level of the Named Executive Officers as an annual bonus in lieu of cash some of which are based on performance metrics, (ii) to service providers, usually on a fully paid basis as an annual bonus in lieu of cash and (iii) as a signing bonus in lieu of cash in some cases to attract executive talent. RSGs may also be earned by certain NEOs on a deferred vesting basis to encourage retention for a minimum of five years from their grant date. Over the past five years an average of 750,000 RSGs have been issued on an annual basis in lieu of cash.

While the exchange of vested RSGs and/or PBGs 1:1 for common shares of Just Energy will involve some dilution, subject to compliance with financing covenants, available cash and the market price of its common shares, the Company presently intends to activate its normal course issuer bid (subject to the limitations provided therein), to purchase on the TSX, from time to time, a number of common shares for cancellation up to the number of common shares issued on the exchange of vested RSGs and PBGs for shares.

Proposed Amendment to the RSG Plan

If approved, the RSG Plan will be amended to increase the number of RSGs which Just Energy is authorized to issue by 5 million to 10 million.

Since the RSG Plan was approved in 2004, Just Energy has, prior to April 1, 2015, granted approximately 4,972,000 fully paid RSGs of 5 million authorized RSGs to eligible participants (which includes senior officers, service providers or employees of Just Energy or any controlled entity). Accordingly, Just Energy is requesting the RSG Plan be amended to authorize Just Energy to issue up to an additional five million fully paid RSGs and to make application to the TSX and NYSE to list an equivalent number of common shares. Subject to vesting and continued employment on each applicable vesting date, fully paid RSGs are exchangeable into common shares on a 1:1 basis.

The proposed amendment is acceptable to the TSX.

The policies of the TSX require the amendment to the RSG Plan be approved by a majority of the votes cast at the Meeting other than votes attaching to common shares beneficially owned by insiders to whom RSGs may be issued pursuant to the RSG Plan and associates of such insiders. RSGs do not carry the right to vote but entitle the holders to cash distributions equal to all dividends paid to the holders of common shares. If the holders of common shares represented at the Meeting in person or by proxy do not approve the ordinary resolution, the portion of all bonuses otherwise payable in RSGs, will be payable fully in cash when the remaining inventory of 28,000 RSGs is depleted. For the years’ ended March 31, 2014 and 2015 a total of 462,333 and 1,585,803 fully paid common shares respectively have been issued representing respectively 0.3% and 1.1% of the issued and outstanding shares at May 25, 2015. No RSGs have been issued since March 31, 2015. Just Energy anticipates issuing approximately an additional 782,000 RSGs for the year ended March 31, 2015 in lieu of approximately $4,692,000 in cash bonuses.

In considering the ordinary resolution, the following information may be of interest to shareholders:

Name of Plan	# of Shares issued under RSG Plan	% of Outstanding shares(2)	Max # of RSGs Issuable	% of Outstanding shares	# of RSGs Granted and Outstanding(4)	% of Outstanding shares	# of Shares Available for future Grants(1)	% of Outstanding Shares
RSG Plan	2,815,942	1.9%	10,000,000(1)	6.8%(2)	2,156,034 RSGs(3)(4)	1.5%	5,028,084 RSGs	3.4%

Notes:

(1)	Assuming shareholders approve the increase in the number of RSGs that may be issued under the RSG Plan at the meeting by 5 million to 10 million;

(2)	Based on 146,559,176 common shares outstanding at May 25, 2015;

(3)	At May 25, 2015; and

(4)	2,156,034 RSGs are currently outstanding representing 1.5% of the issued and outstanding shares at May 25, 2015.

Ordinary Resolution

At the Meeting, holders of common shares (other than those excluded from voting) will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the amendment to the RSG Plan as described below. The ordinary resolution must be approved by at least 51% of the votes cast by holders of common shares represented in person or by proxy at the meeting excluding the votes relating to common shares held by persons who are insiders of Just Energy to whom RSGs may be issued pursuant to the RSG Plan and the associates of such persons.

Directors’ Recommendation

The Directors, who approved the ordinary resolution on May 14, 2015 determined that the ordinary resolution is in the best interest of Just Energy, and its shareholders and recommend that shareholders vote “FOR” the ordinary resolution approving the amendments to the RSG Plan as described below. Persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxy “FOR” the ordinary resolution.

BE IT RESOLVED THAT:

1.	The RSG Plan be amended to increase the number of RSGs and common shares which Just Energy is authorized to issue under the RSG Plan by 5,000,000 to 10,000,000.

2.
Any director or officer of Just Energy is hereby authorized and directed to execute and deliver all such other agreements as in his or her opinion may be necessary or desirable in connection with the foregoing including applications to each of the TSX and NYSE to list an additional 5,000,000 common shares on the TSX.

A copy of the RSG Plan is filed on SEDAR at www.sedar.com, at Just Energy’s website www.justenergygroup.com and on the U.S. Securities website @ www.sec.gov and is described on pages 53 and 54 of this Circular.

JUST ENERGY’S APPROACH TO EXECUTIVE COMPENSATION – SAY ON PAY

General Background

This is the fifth year that the board of directors will provide shareholders with an opportunity to cast in an advisory capacity, a non-binding vote on Just Energy’s approach to executive compensation as discussed and disclosed under the headings “Compensation Objectives and Components – General” and “Compensation Components – Specific Criteria” on pages 30 to 37 of this circular. These sections of the circular describe the role of the compensation committee and the board of directors in overseeing compensation at Just Energy, as well as key activities completed by the compensation committee over the past year including continuing oversight of formal processes to ensure that risk is appropriately considered in Just Energy’s compensation plans. In addition, these sections describe Just Energy’s executive compensation principles, the key design features of compensation plans for the NEOs, and the alignment of Just Energy’s programs to principles for sound compensation practices published by institutional shareholder groups that, with securities regulatory authorities, are playing a key role in compensation reform initiatives for public companies. As the vote is advisory, the resolution is non-binding.

At Just Energy’s June 26, 2014 annual meeting 93.4% of the votes cast by shareholders approved, in an advisory, non-binding capacity, Just Energy’s approach to executive compensation.

Just Energy’s Say on Pay Policy provides that if a significant proportion of the common shares represented in person or by proxy at the meeting are voted against the advisory resolution, the lead director and vice chairman of the board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The compensation committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may take recommendations to the board for implementation by the compensation committee.

In awarding short and long term bonuses for the year ending March 31, 2015, the compensation committee not only considered Just Energy’s results against targets set in the NEO employment agreements, but also assessed Just Energy’s financial and operating performance against relevant comparators. While certain metrics in the incentive plans are quantifiable and a range of outcomes are considered at the beginning of the year, the committee recognizes these may change during the course of the year and so does not use a formula to evaluate performance based solely on these metrics. Furthermore, the committee does not exclusively assign a fixed weighting to each measure used, but rather applies their informed judgment as to the relative importance of these measures at their year end evaluation. For fiscal year 2015, the committee and the board took into consideration the achievements of the new management team in place on April 1, 2014 in: (a) reducing the Company’s debt by disposing of several non core assets, (b) reducing the dividend to a level appropriate to the Company’s cash flow requirements, and (c) settling several outstanding issues including the State of Massachusetts AG litigation. While some of these decisions adversely affected some of the Company’s financial metrics, the board believes they were taken in the best interests of all shareholders, enabling Just Energy, on a go forward basis, to be a world class retailer of energy solutions.

Compensation Consultants and Executive Compensation

The compensation committee has retained Hugessen Consulting as its independent executive compensation consultant. Hugessen was originally retained by the committee in March 2011 with the mandate to review the executive compensation plans and its corporate governance practices. Hugessen had no relationship with Just Energy or its board prior to March 2011, and does not provide any services to Just Energy other than advisory services to the committee.

The services provided by Hugessen to the Committee in respect of the year ended March 31, 2015 included: (i) assessing the market competitiveness of compensation for certain senior executive positions including the Executive Chair, the Co-Presidents and Co-Chief Executive Officers and the Chief Financial Officer; and (ii) an analysis of Just Energy’s performance for the YE March 31, 2015. The fees paid to Hugessen for the services it provided to the compensation committee and board in respect of fiscal 2014 and 2015 were approximately $20,000 and $27,000 respectively.

The decisions made by the compensation committee and board of Just Energy on executive compensation are the sole responsibility of the Just Energy compensation committee and board and reflect factors and considerations other than the information and recommendations provided by Hugessen.

COMPENSATION AND GOVERNANCE COMMITTEES –
LETTER TO SHAREHOLDERS

Dear Shareholder,

Just Energy is committed to transparency in communicating with investors, customers, regulators and the public. This commitment extends to the decisions we make about compensation. Shareholders are entitled to a clear understanding of executive compensation and the considerations that drive our decision-making process each year.

In furtherance of the above principles and in keeping with a decision made last year, Just Energy’s board of directors is providing its shareholders for the fifth time an opportunity to cast an advisory vote on Just Energy’s approach to executive compensation at its June 25, 2015 annual and special meeting. Details of Just Energy’s “Policy on Engagement with Shareholders on Governance” and its “Say on Pay” proposal are discussed earlier in this proxy circular. Based on the results of the vote last year and discussions with shareholders and institutional groups which represent them, we will continue to fine-tune our approach to make sure that we continue to motivate the right behaviors by aligning pay decisions with the creation of sustainable, long- term shareholder value and our ability to sustain the current level of dividends. The decision to retain Hugessen Consulting as compensation consultants underscores our desire to obtain expert advice with respect to the above principles.

At the 2014 annual meeting 93.4% of the votes cast were voted in favour of Just Energy’s approach to executive compensation.

The details of Just Energy’s approach to compensation, including the policies to ensure that risk is appropriately considered, are discussed in the Compensation Discussion and Analysis section of this circular. As you consider your say-on-pay vote this year, we would like to draw your attention to the following highlights:

Performance and Compensation for the Year Ended March 31, 2015

When determining compensation, the compensation committee considers a number of financial and non-financial performance measures that were selected based on their alignment with Just Energy’s strategy of producing long-term, profitable growth by developing and growing a profitable business and delivering value to our customers, shareholders and other stakeholders. The criteria for short and long term bonuses for the year ending March 31, 2015 reflect the recommendations made by our compensation committee included in the employment agreements for Just Energy’s NEOs, including the success of the NEOs in achieving the financial metrics described in Table A and Table B on pages 31 and 32 in the circular.

Our Approach to Executive Compensation

Just Energy is focused on a pay-for-performance approach to compensation. This philosophy supports the execution of Just Energy’s growth strategy to diversify and expand its suite of energy products and services and our commitment to deliver ongoing and consistent returns to shareholders. Our approach to compensation is set to achieve one ultimate goal: to create sustained value for you. As a result, our executive compensation policies and programs are designed to attract and retain the highest caliber of individuals at a competitive cost to Just Energy, and to ensure that they are motivated to pursue our goal to create long term sustainable shareholder value in terms of growth in the value of our equity and sustainable dividends for our shareholders. At the same time our policies are structured to give the board the ability to reduce or withhold executive bonuses in circumstances where corporate performance is below acceptable levels.

Compensation and Risk

We recognize executive compensation must support an appropriate level of risk. We are responsible for ensuring our compensation policies and practices do not encourage undue risk-taking on the part of our executives. To this end, we have practices in place to mitigate the risks associated with our compensation policies and programs, all of which are discussed in greater detail under the Compensation Discussion and Analysis. They include: (i) significant common share ownership requirements for both directors and executive officers, (ii) trading restrictions, (iii) requirements that NEOs receive a significant percentage of their annual bonuses in securities of Just Energy vesting over three or more years, (iv) long term vesting and hold requirements for NEO’s to whom long term retention restricted share grants are made available, and (v) requirements that executive management control margins on energy products with respect to which the NEOs have decision making authority. In addition, executive management exercises control over expansion plans with respect to all of Just Energy’s businesses.

Our Compensation Decisions for the Year Ended March 31, 2015

Except as described below, we did not make any significant policy changes to the design or performance target levels for salaries and variable compensation for the year ending March 31, 2015:

•
As a policy, salaries are reviewed annually. Based on corporate performance meeting acceptable levels for the year ended March 31, 2015, base salaries for the Executive Chair, the two Co-Presidents and Co-Chief Executive Officers, and the Chief Financial Officer for the year ending March 31, 2016 will remain the same.

•
Based on Base EBITDA at levels above target and other factors as described above and elsewhere in this circular, above target short-term discretionary bonuses were paid to the NEOs listed on page 50 as described.

•
Based on the achievement in part of long term growth criteria including Funds From Operations and Embedded Gross Margins, long term incentive bonuses were paid entirely In RSGs/PBGs at March 31, 2015 for the year then ended to the NEO’s listed on page 50 as described.

•	Based upon Just Energy’s TSR performance at the 55th percentile of Just Energy’s peer group, the NEOs earned 25% of each of their LTR RSG entitlement at March 31, 2015.

Short Term Performance Awards

The short-term performance awards are based on several critical financial operating metrics, including the performance by each NEO of their individual duties and responsibilities under their employment agreements. The financial operating metrics include, customer growth, attrition, bad debt, and base EBITDA (see Table A on page 31) and other factors, all of which components reflect the year over year growth of Just Energy while enabling it to sustain its reduced annual dividend level of $0.50 per share and enhancing its ability to return value to shareholders. The committee also took into account:

•	The efforts of the NEOs associated with the disposition of Just Energy’s home services and Hudson commercial solar businesses concluded in late 2014.

•	A 35% decrease in the Company’s long term debt from $919.2 million at March 31, 2014 to $597.7 at March 31, 2015.

•	The continuing expansion of the Hudson broker channel business to other sectors of Just Energy’s business, including significant growth in the United Kingdom.

•	Agreements to enable Just Energy to enter the residential solar market and the expansion of Just Energy’s product offerings.

•	The further development of JustGreen products and the expansion of on line sales channels.

For these reasons, significant short term discretionary bonuses were paid to the Executive Chair, the two Co-Presidents and Co-CEOs and the CFO for the year ending March 31, 2015 as described on pages 39 to 44. A short term bonus was not paid to the EVP – Consumer Sales who resigned his role on October 31, 2014 to become a consultant until March 31, 2015 and a short term bonus was paid to the EVP – Mass Market Sales based on performance metrics as set forth in his employment agreement and as described on page 43.

Long Term Targeted Incentive Payments

Long term targeted incentive payments for four of the NEOs, described on page 32 of this circular were based on the ability of Just Energy to achieve year over year targets approved by the audit committee and the board – on an annual incremental basis relative to two growth criteria: (i) embedded gross margin and (ii) funds from operations, which are the drivers for growth, shareholder value and sustainable dividends. See Table B on page 32. Based on the achievement of the long term embedded gross margin and funds from operation targets, long term incentive bonuses were paid to the Executive Chair and Co-Presidents and Co-CEOs and the CFO entirely in RSGs/PBGs vesting over three years subject to continuing employment on each applicable vesting date.

Long Term Retention Restricted Share Grants

The grant of long term retention restricted shares was, and continues to be used to motivate the Executive Chair, the Co-Presidents and Co-CEOs and the CFO, all of whom are committed to the long term growth and development of the business. Each of them were granted 200,000 fully paid long term retention restricted share grants in 2014 other than the CFO, who received 100,000 fully paid long term retention RSGs. They are intended to provide a key additional retention incentive based on the fact that the grants are earned on a deferred five year basis of up to 20% on each of March 31, 2015 to March 31, 2019 when, to the extent earned (based on annual total shareholder returns), they vest subject to continued employment on March 31, 2019, after which they must be held as common shares or restricted share grants and may not be disposed of until April, 2022. As the TSR for Just Energy relative to its peer group of companies, was at the 55th percentile level as set forth in Schedule C on page 34, each of the NEO’s earned 25% of their LTR RSG entitlement at March 31, 2015.

We reviewed the compensation paid to executives for the year ending March 31, 2015 to ensure its continued relevance to Just Energy’s objectives. We remain confident that the positioning of executive compensation to market is appropriate.

The above referenced compensation decisions for the Executive Chair, the Co-Presidents and Co-CEOs and the CFO were based on the recommendations of Just Energy’s compensation committee and the board for the year ending March 31, 2015. No material changes were made to the employment agreements for the NEOs who continued as employees post March 31, 2015.

Conclusion

The responsibility for executive compensation rests with the board of directors, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve. Members of the board will be present at the annual and special meeting of shareholders to be held on June 25, 2015, to answer any questions you may have about executive compensation.

Our approach to executive compensation supports the execution of Just Energy’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders. Just Energy’s approach to compensation focuses on long term growth, an appropriate compensation mix, uses formulas and weighting vs. discretion, risk oversight and related design processes.

The undersigned support Just Energy’s executive compensation policies and programs and, support shareholder comprehension and request shareholder support with respect to the Say on Pay vote.

Scott Gahn Chair of the compensation committee and a member of the risk committee.	Hugh Segal Lead director, vice chair of the board, and a member of the audit, risk, compensation and nominating and governance committees.

May 25, 2015

Say on Pay Resolution

At the meeting, shareholders will be asked to consider and, if deemed advisable, pass the Say on Pay resolution approving Just Energy’s approach to executive compensation in accordance with the policy set forth in Schedule D attached to this circular. In order to be approved, the resolution must receive the affirmative vote of a majority of the votes cast by shareholders represented in person or by proxy at the meeting.

Directors’ Recommendation

The board of directors recommends that shareholders vote FOR the resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED” that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed under the heading “Compensation Discussion and Analysis” on pages 28 to 38 of this proxy circular.

COMPENSATION OF THE DIRECTORS AND OFFICERS OF JUST ENERGY

Compensation of Outside Directors

Director Compensation Table

The following table indicates the compensation paid by Just Energy to its outside directors for the year ended March 31, 2015. The one management director, Rebecca MacDonald did not receive any fees or benefits for serving as a director.

Name of Director	Year Ended March 31	Fees Earned(1)(7)	Share Based Awards(2)(7)	Option Based Awards(3)(7)	All Other Compensation(4)	Total(6)
John A. Brussa	2015	$86,000	$15,000	NIL	NIL	$101,000
William F. Weld	2015	$109,000	$15,000	NIL	$22,774(5)	$146,774
Gordon D. Giffin	2015	$103,625	$15,000	NIL	$22,774(5)	$141,339
Michael J.L. Kirby	2015	$131,250	$15,000	NIL	NIL	$146,250
Brett Perlman	2015	$108,000	$15,000	NIL	NIL	$123,000
Hugh D. Segal	2015	$168,000	$15,000	NIL	$20,000(1)	$203,000
George Sladoje	2015	$123,000	$15,000	NIL	$22,774(5)	$160,774
R. Scott Gahn	2015	$108,500	$15,000	NIL	NIL	$123,500

Notes:

(1)
Amount reflects the cash portion of the fees earned by each director. The annual base retainer for each outside director is $65,000. In addition, each director who is not a member of management receives a $2,000 attendance fee for each board and committee meeting attended (reduced to $1,000 for regular quarterly meeting participation by telephone conference call), $3,000 for each board strategy session attended and is reimbursed for out-of-pocket expenses for attending directors’ board, committee and strategy session meetings. The chair of the audit committee receives an additional annual fee of $15,000 for serving as chair and the other members of the audit committee receive an annual retainer of $5,000 each. The chair of each of the compensation committee and the governance committee receives an additional annual fee of $5,000. The chair of the risk committee receives an additional $10,000 annual fee. The vice chair of the risk committee receives an additional annual fee of $2,500. The lead director receives an additional annual fee of $50,000 to reflect his role as lead director and also as vice chair of the board. Chair ($10,000) and meeting attendance fees ($2,000 per meeting) were also paid to all independent directors as members of a special committee which held 5 meetings from November 2014 to February 2015. All fees are payable quarterly in arrears. The director who serves on the board of Just Energy’s two Hudson U.K. subsidiaries receives an additional annual fee of $10,000 per subsidiary.

(2)
Directors are required to receive a minimum of $15,000 of their annual base retainer in DSGs and/or common shares and may elect to take all or a portion of the balance of their base retainer, attendance, chair (including lead director), and vice chair fees in DSGs and/or common shares, in each case, pursuant to the Just Energy DSG Plan described in detail on page 55 of this circular. At March 31, 2015, the non-management directors owned a total of 132,324 DSGs and 41,840 common shares.

(3)
On February 6, 2009, the board of directors adopted as a policy of Just Energy that no further options be granted to directors. All outstanding options previously granted to directors have expired. See “Share Option Plan”.

(4)	There are no non-equity incentive plans, pension plans or other similar arrangements for non-management directors.

(5)	Each of Messrs. Giffin, Sladoje and Weld received an additional U.S. $20,000 annual retainer for serving as a director of all of Just Energy’s U.S. operating subsidiaries.

(6)
Just Energy has issued indemnities to each of its directors and officers as permitted under applicable corporate legislation and has purchased a directors’ and officers’ liability insurance policy for the directors and officers of all direct and indirect subsidiaries. The annual insurance coverage under the policy is limited to $70 million (per claim and in the aggregate each policy year) at an annual premium of $750,158 inclusive of tax for the year ending March 31, 2015. Just Energy does not maintain any programs pursuant to which it makes donations to charitable institutions in a director’s name.

(7)
The DSG Plan was amended by the board of directors on May 14, 2015 to change the fees payable to directors who are not members of management commencing July 1, 2015 on the basis that: (a) directors will receive a flat annual board and retainer fee of $125,000 of which a minimum of 15% is payable in shares or DSGs; (b) the Chair of the audit committee will receive an annual flat fee of $25,000; (c) the Chair of all other committees will receive a flat annual fee of $5,000; and (d) the lead director will receive a flat annual fee of $25,000. All fees will be paid in the currency of the country where the director maintains his/her permanent residence. Directors of Just Energy are no longer required to serve on the boards of subsidiary companies and accordingly effective July 1, 2015, no further subsidiary fees will be paid to directors.

The fees paid to directors and all other arrangements including indemnities, directors and officers insurance and DSGs are approved by the board of Just Energy based on the recommendations of the risk, compensation and the nominating and governance committee and are as described in the above table and the notes thereto. In addition to the compensation paid to directors, the board has adopted a policy regarding ownership requirements for outside directors which is described below.

Ownership of Securities by Outside Directors

The following Table indicates the total value of common shares and DSGs beneficially owned, directly or indirectly, by all non-management directors of Just Energy at March 31, 2015, based on the closing price of common shares on the TSX on March 31, 2015 of $5.92.

Name of Director	Shares #	Total Market Value of Common Shares(1) ($)	DSGs #	Total Market Value of DSGs(1) ($)	Total Market Value of Common Shares and DSGs(1) ($)
John A. Brussa	82,000	485,440	24,227	143,424	628,864
Gordon D. Giffin	28,537	168,939	54,672	323,658	492,597
William F. Weld	7,109	24,118	–	–	24,118
Michael J.L. Kirby	25,776	152,594	22,993	136,119	288,713
Brett Perlman	10,597	62,734	1,216	7,199	69,933
Hugh D. Segal	16,260	96,259	23,527	139,280	235,539
George Sladoje	–	–	5,689	33,679	33,679
R. Scott Gahn	15,097	89,374	–	–	89,374

Notes:

(1)
The closing price of the common shares on the TSX on March 31, 2015 was $5.92 which closing price is also ascribed to the value of the DSGs as they are fully paid and are exchangeable for common shares on a 1:1 basis.

(2)	Ownership requirements for the directors who are also NEO’s are described in note (C) to the table on page 37 of this circular.

(3)
All current directors meet the current $195,000 ownership requirement except for each of Messrs. Weld, Sladoje, Perlman and Gahn who have 5 years from the date of their appointment or election to the board to meet the ownership threshold.

Options and Common Share Based Awards – Outside Directors

The following table indicates information with respect to all options and common share based awards of Just Energy held by the outside directors of Just Energy at March 31, 2015:

Name of Director	Number of Common Shares underlying unexercised options	Option exercise price per Share $	Option expiration date	Value of unexercised in the money options $	Share-based Awards –
					Number of DSGs that have not vested(1) #	Market or pay out value of DSGs that have not vested(2) $
John A. Brussa	NIL	N/A	N/A	N/A	12,254	72,544
Gordon D. Giffin	NIL	N/A	N/A	N/A	36,658	217,015
William F. Weld	NIL	N/A	N/A	N/A	7,109	42,085
Michael J.L. Kirby	NIL	N/A	N/A	N/A	11,900	70,448
Hugh D. Segal	NIL	N/A	N/A	N/A	12,052	71,348
George Sladoje	NIL	N/A	N/A	N/A	5,689	33,679
Brett Perlman	NIL	N/A	N/A	N/A	4,313	25,532
R. Scott Gahn	NIL	N/A	N/A	N/A	3,097	18,334

Notes:

(1)
Reflects DSGs credited to the account of each director in lieu of cash retainer which have not vested. See note (5) on page 15 of this proxy circular. Does not include DRS Advices or common shares credited to a director’s account.

(2)	Market value was determined based upon the closing price of the common shares on the TSX on March 31, 2015 of $5.92.

Common Share Based Awards, DSG-Based Awards and Non-Equity Incentive Plan Compensation – Outside Directors

The following table indicates information with respect to all incentive plan awards for the outside directors for the year ended March 31, 2015.

Name of Director	Common Share based awards – value vested during the year $	DSG and Common Share based awards – value vested during the year(1) $	Non-equity incentive plan compensation – value earned during the year $
John A. Brussa	NIL	20,229	NIL
Gordon D. Giffin	NIL	65,830	NIL
William F. Weld	NIL	NIL	NIL
Michael J.L. Kirby	NIL	12,971	NIL
Brett Perlman	NIL	NIL	NIL
Hugh D. Segal	NIL	13,178	NIL
R. Scott Gahn	NIL	NIL	NIL
George Sladoje	NIL	NIL	NIL

Notes:

(1)	Based upon the closing price of common shares on the TSX on March 31, 2015 of $5.92.

(2)	Information respecting directors who are also NEOs is included under “Compensation of the Directors and Officers of Just Energy – Incentive Plan Awards – NEOs”.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee

The compensation, human resources, environmental, health and safety committee (the “compensation committee”) has, with the board of Just Energy, responsibility for executive compensation. The compensation committee has four members. Their biographical summaries are included on pages 8 to 13. The committee consists of four independent directors: Messrs. Gahn (chair), Segal, Sladoje and Weld. All of the members of the committee have significant executive compensation experience based on compensation committees of public companies where they have served as members. The duties and responsibilities of the committee are described in the committee mandate included at Schedule E which includes the authority to retain compensation consultants. While compensation consultants were retained in each of the years 2013, 2014 and 2015, the compensation decisions with respect to the NEOs are the exclusive responsibility of the compensation committee and the board.

Named Executive Officers at March 31, 2015

As required by applicable Canadian securities legislation, regulation and policies, the NEO’s at March 31, 2015 must include the Chief Executive Officer (and accordingly each of James Lewis and Deborah Merril as Co- Chief Executive Officers) and the individuals who served as the Chief Financial Officers during the year ending March 31, 2015 – (Patrick McCullough who joined Just Energy in August 2014 as Chief Financial Officer and Beth Summers who resigned as Chief Financial Officer in August, 2014). In addition to the above 4 NEO’s, the compensation for the next three highest paid executives for the year ending March 31, 2015 must be disclosed and accordingly the NEO’s at March 31, 2015, in addition to those described above, must include Rebecca MacDonald (Executive Chair), Andrew Weiner, EVP Mass Market Sales and Darren Pritchett, EVP Consumer Sales until October 31, 2014 after which he served as a Consultant until March 31, 2015 when his consulting contract ended.

Compensation Objectives and Components – General

Compensation for the Co-Presidents and Co-CEOs, the Executive Chair and the Chief Financial Officer of Just Energy, and each of the other two most highly compensated executive officers (set forth for the most recently completed financial year in the Summary Compensation Table – NEOs on page 50 of this proxy circular), is established by the compensation committee and is principally reflected in each of their respective employment agreements, all of which have been approved by the compensation committee and the board. The compensation committee’s compensation philosophy is guided by its objectives to obtain and retain qualified and experienced executives motivated to achieve Just Energy’s business plans to produce long-term, profitable growth by developing and growing a profitable business and delivering value to customers, shareholders and other stakeholders all as described elsewhere in this proxy circular.

NEO compensation includes one or more of the following components: (i) a base salary; (ii) an annual short term discretionary performance bonus based on achieving operating performance targets or objectives such as: base EBITDA, targeted growth levels, distributable cash, dividend levels, margins, renewals, attrition and other performance factors including the performance of their respective duties and responsibilities as set forth in their respective employment agreements; (iii) a long term targeted incentive bonus based upon the achievement by Just Energy of targeted levels of annual incremental growth over budget related to specific growth criteria (as described below); (iv) the use of fully paid RSGs in lieu of cash bonus entitlements to further align the goals and interests of all NEOs with shareholders and which conserve cash and serve as a useful retention tool; (v) for four of the NEOs, the grant of fully paid long term retention RSGs earned and/or vesting on an accelerated basis over a period of time with a three year hold period post vesting as described below under the heading “Long Term Retention RSGs”; and (vi) employee benefit plans.

While options are available to the compensation committee to provide a longer-term incentive for executives to enhance shareholder value, they have not been used as a component of NEO compensation in the past six years and, in the view of the compensation committee, options are not likely to be used for the foreseeable future as a component of NEO compensation. Each NEO’s performance and related salary level, annual short term discretionary performance bonuses, long term targeted incentive bonuses and the use of RSGs and minimum common share ownership requirements, are reviewed annually by the compensation committee in conjunction with the executive chair and the presidents and Co-CEOs of Just Energy. All NEO compensation packages are subject to the approval of the compensation committee and the board.

All of the compensation components together are intended to meet the compensation committee’s compensation objectives to attract and retain qualified and experienced NEOs who are motivated to achieve Just Energy’s business plans, strategies, goals and growth targets.

Just Energy’s approach to executive compensation and its compensation policies are also designed so as not to create risks that are reasonably likely to have a material adverse effect on the business of Just Energy. To mitigate the risks associated with our compensation arrangements, these policies include significant RSG/PBG and common share ownership requirements for executive officers and directors, trading restrictions, requirements that senior executives are required to receive a significant percentage of their long term bonuses in RSGs/PBGs vesting over three years and fixed maximum or caps on long term incentive payments. Just Energy’s total direct compensation also takes into account compensation paid to a peer group of comparator companies in Just Energy’s business sectors.

A more detailed description of the compensation components for the Just Energy’s NEO’s is as follows:

Compensation Components – Specific Criteria

Base Salary:

The base salary of each executive is intended to remunerate each NEO for discharging job responsibilities as set forth in their respective employment contracts and reflects, in the case of the Executive Chair and the Co-Presidents and Co-Chief Executive Officers and the Chief Financial Officer, their performance over time. Each of the NEOs has a detailed job description setting out the individual’s duties and responsibilities. Salary levels and adjustments take into account performance contributions in connection with their specific duties and responsibilities as outlined in their respective employment contracts and position descriptions and the general performance of the business.

The base salary levels are set out in each NEO’s employment contract, the terms of which are described below under the heading “NEO Employment Agreements” and all of which are approved by the compensation committee and the board. While the Executive Chair and Co-Presidents and Co-Chief Executive Officers are requested to provide to the compensation committee their recommendations on salary increases for each other and the other NEOs, the compensation committee and the board make the final determination on the annual base salary increases for all NEOs. Base salaries for all NEOs are reviewable annually and recognize the NEO’s experience, responsibility, contribution and performance goals and are based on the compensation committee’s subjective assessment of market value. Base salaries also take into account the other components of an NEO’s total compensation package. For the reasons described elsewhere in this circular, the compensation committee determined that it was prudent that base salaries for all of the five active NEOs be maintained at their present levels for the fiscal year of Just Energy commencing April 1, 2015.

Short Term Annual Performance Bonus:

An annual discretionary performance bonus may be granted by the compensation committee to the NEO’s based on the general performance factors as described above. In making the short term annual discretionary performance bonus awards for the year ended March 31, 2015, while the committee also took into account the effort of the NEOs associated with the number of gross customer additions, the sale of the National Home Services business and the Hudson Commercial Solar business in November 2014, the continuing development of new product offerings, the development of additional sales channels, the development of the residential solar business and the formulaic criteria recommended by Just Energy’s compensation committee described below in Table A for the year ending March 31, 2015.

Short Term Performance Bonus – for YE March 31, 2015

To determine the short term incentive bonus for four of the NEOs for the year ending March 31, 2015 (including the Executive Chair, the Co-Presidents and Co-CEOs and the CFO), the compensation committee concluded they should relate to the achievement of the Base EBITDA targets for the year ending March 31, 2015 as described in each of their employment agreements and as set forth in Table A below.

TABLE A
SHORT TERM PERFORMANCE BONUS(1) ENTITLEMENT(5)

		Eligible Bonus as a % of Base Salary(4)
Base EBITDA Performance Target Levels(2)(6)	%(4)	Co-CEOs U.S.$ STPB(3)(5)	Executive Chair STPB(3)(5)	CFO $U.S. STPB(3)(5)
at 80%	20%	$120,000	$130,000	$100,000
at 85%	30%	$180,000	$195,000	$150,000
at 90%	40%	$240,000	$200,000	$200,000
at 95%	70%	$420,000	$455,000	$350,000
at 100%	100%	$600,000	$650,000	$500,000
at 102.5%	108.3%	$650,000	$703,950	$541,500
at 105%	116.7%	$700,000	$758,550	$583,000
at 110%	125%	$750,000	$812,500	$625,500
115% and above	133.3%	$800,000	$866,450	$666,500

Notes:

(1)
STPB – means the short term performance bonus, if any, payable pursuant to the employment agreements for each of the executive chair, each of the Co-Presidents and Co-Chief Executive Officers and Chief Financial Officer.

(2)
Base EBITDA – performance target levels are for each Y/E March 31 as derived from the annual budget established by management of Just Energy as approved by the Audit Committee and Board for Just Energy’s business. Prior to the end of each fiscal year of Just Energy, management will advise Just Energy of the Base EBITDA performance target levels as derived from the annual budget approved by the Audit Committee and Board for each year commencing April 1. At the end of each quarter management shall advise the Audit Committee of the Base EBITDA at such quarter end.

(3)
STPB levels and related payments are not cumulative and are payable as to 100% in cash provided Employee may elect to receive all or a portion thereof in immediately vested RSGs/PBGs as calculated pursuant to an employment agreement.

(4)
Base Salary may change from year to year. Base salary for the YE March 31, 2016 is U.S. $600,000 for each of the two Co-Presidents and Co-CEOs, $650,000 for the Executive Chair and U.S. $500,000 for the CFO.

(5)	The STPB is not guaranteed in its entirety based on the achievement of the above Base EBITDA targets. The Committee may take into account other factors including Total Shareholder Return.

(6)	Base EBITDA for the YE 3/31/15 was $180.4 million (110.6% of Target Level).

Long Term Incentive Bonus – for YE March 31, 2015

Long term incentive bonuses for the Executive Chair, the Co-Presidents and Co-CEOs and the CFO are based on the achievement of the growth criteria and targets based upon incremental growth over business plan targets for funds from operations and embedded gross margins as approved by the audit committee, in each case, for the year ended March 31, 2015 as set forth in Table B below;

TABLE B
LONG TERM INCENTIVE BONUS AMOUNT

		Annual Growth % Performance Over Targets(1)
Long Term Targeted Incentive Bonus Criteria(2)(7)	Annual Growth Performance Targets(1) YE – 2015	90%	95%	100%	103%	106%	109%	112% and above	Weighting % (1)(3)
Funds from Operations (FFO)(4)	92M	$82.8M	$87.4M	$92M	$94.76M	$97.52M	$93.84M	$103.04M	60%
Embedded Gross Margin (EGM)(5)	1.8B	$1.62B	$1.71B	$1.8B	$1.85B	$1.91B	$1.96B	$2.02B	40%

(1)
Annual Growth Performance Targets.  The annual growth performance targets for each of the above two growth criteria were derived from the budget approved by the Audit Committee as amended by the Board on May 15, 2014 for the YE March 31, 2015. Each criteria is allocated the weight as indicated in determining the long term targeted incentive bonus payment.

The maximum potential total long term incentive bonus payment entitlement for any one year will escalate based on the % achievement of the annual growth performance over target as indicated above for any one year for: (a) James Lewis (YE March 31, 2015) and Deb Merril (YE March 31, 2015) at U.S. $900,000 based on achievement of the annual growth performance target at 100% escalating to U.S. $927,000 at 103% and to U.S. $954,000 for 106% and to U.S. $981,000 for 109% and to U.S. $1,008,000 at 112% and beyond and if below 100%, at U.S. $350,000 and U.S. $500,000 at 90% and 95% respectively, (b) for the Executive Chair at $975,000 at target and (c) for the CFO at $U.S. 750,000 at target.

(2)
Criteria.  Each of the two criteria are, and will continue in the future, to be readily identifiable in the Just Energy’s year end financial results and in Just Energy’s business plan for the above financial year as approved annually by the Audit Committee and the board of directors. Management shall at the end of each quarter advise the Audit Committee at the end of each quarter of the FFO and EGM at the end of such quarter.

(3)
Calculation of Incentive Bonus.  Each of the above two criteria is allocated the weight indicated in determining the total long term incentive bonus payment. To incentivize executive management, the maximum potential bonus entitlement escalates as actual results exceed business plan. For Rebecca MacDonald, James Lewis, Deb Merril and Pat McCullough to the extent actual results achieve the % achievement of business plan as indicated, maximum bonus potential for all two criteria will be as set forth in note (1) above; – payable as to 100% in RSGs/PBGs at the end of each year, having a 10 year term and vesting over three years as per each their employment agreements. All RSGs/PBGs vest equally over three years, subject to continued employment on each applicable vesting date.

(4)
Funds from Operations:  refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

(5)
Embedded Gross Margin means a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

(6)
Amendments.  The Compensation Committee shall have the right based on discussions with executive management to amend the above business plan performance targets for years after the year ending March 31, 2015 and to settle the business plan performance targets numbers beyond 2015 by amending and adding to this Schedule.

(7)
Disputes.  Should any dispute arise as to the amounts payable pursuant to the Schedule or should the Compensation Committee request or require confirmation of the actual results for any year, such dispute or confirmation shall be conclusively determined and/or provided by Just Energy’s auditors.

(8)
Acquisitions.  Includes growth in each of the criteria relating to any acquisition made, directly or indirectly, by Just Energy or an Affiliate thereof of energy contracts or other assets related to any one or more of the criteria and accordingly will include growth post- acquisition relating to new sales as well as the renewal of such acquired energy contracts or other assets acquired pursuant to such acquisition. EGM and FFO will, post an acquisition, be counted as regards the acquisition for the fiscal year of Just Energy following the acquisition.

(9)
Sample Calculations:  If FFO was 106%, each of the FFO bonus for the two Co-Presidents and Co-CEO’s would be U.S. $572,400; and (b) if EGM were 111%, each of the EGM bonuses would be U.S. $392,400 for a total 2015 LTIB of U.S. $964,800.

(10)
The achievement of the above metrics  will be assessed by the Compensation Committee in the context of the TSR, earnings per share and common share price performance of Just Energy relative to its peer group index in order to achieve what the Committee believes is a just and equitable LTIB. Total shareholder return on both an absolute and relative basis should be examined.

(11)	EGM and FFO will be calculated as per Just Energy’s management discussion and analysis.

LONG TERM RETENTION RSGS – FOR YE MARCH 31, 2015

Each of the Executive Chair and Co-Presidents and Co-CEOs were granted 200,000 LTR RSGs and the CFO – 100,000 LTR RSGs pursuant to their employment agreements described on pages 39 to 43 of this Circular. The terms of these LTR RSGs are described in Table C below.

TABLE C

TERMS AND CONDITIONS OF LTR RSGs GRANTS TO EACH OF THE EXECUTIVE CHAIR,
TWO PRESIDENTS AND CO-CEOs AND THE CFO

The 200,000 fully paid LTR RSGs granted to each of the Executive Chair, two Co-Presidents and Co-CEOs and the 100,000 fully paid LTR RSGs granted to the CFO pursuant to section 4(h) of their respective employment agreements with Just Energy dated April 1, 2014 and for the CFO on August 19, 2015 (the “Employment Agreement”) shall be subject to the terms and conditions in this TABLE C. The CFO shall earn each year 50% of the LTR RSGs earned by the Executive Chair.

Number of LTR-RSGs that may be earned at March 31 for each of the years 2015 to 2019, all of which earned LTR-RSGs will vest on March 31, 2019 providing Employee continues to be employed on such date and then may be exchangeable for Shares 1:1.

	Number of LTR RSGs that may be earned at March 31(2)
Relative TSR(1) for JE as benchmarked against JE’s peer company index(1)(6)	2015	2016	2017	2018	2019
90th percentile	40,000	40,000	40,000	40,000	40,000
75th percentile	30,000	30,000	30,000	30,000	30,000
65th percentile	20,000	20,000	20,000	20,000	20,000
55th percentile	10,000	10,000	10,000	10,000	10,000
Below 55th percentile	NIL	NIL	NIL	NIL	NIL

(1)
JE’s TSR for any given year will equal the percentage increase (decrease) from the day when JE’s year end audited financial statements are released in any given year (the “Release Date”) in the market value of JE’s Shares based on the simple average of the closing market price for JE Shares on the TSX for the 5 trading days after the Release Date in each year (the “Year End Price”) plus the total dividends paid to a shareholder for the year then ended.

Price per Share for the five trading days after 5/14/14 – $6.41
Dividends per Share for the period = $0.56
Price per Share for the five trading days after 5/15/15 – $6.60 representing a total return of 11.6%.

(2)
Number of LTR RSGs earned by Employee is determined by the percentile per the above chart. All LTR RSGs earned will only vest and be exchangeable for Shares on March 31, 2019 if Employee is continuously employed from April 1, 2014 to March 31, 2019. To the extent LTR RSGs are not earned in any one year they will, subject to note (8) below, be cancelled and returned to the RSG pool.

Example: If JE’s TSR was above the 75th percentile of its peer group at March 31, 2015 but below the 90th percentile, Employee would earn 30,000 LTR RSGs which would vest on March 31, 2019 if Employee is continuously employed at that date from April 1, 2014. 10,000 of the LTR RSGs would, subject to note (8) below, be cancelled and returned to the RSG pool.

(3)
All LTR RSGs: (a) to the extent earned shall immediately and automatically vest without any further action in the event of constructive dismissal pursuant to section 6(b) of the within Agreement, and (b) whether or not earned, shall automatically vest immediately prior to the completion of a Change of Control as provided for in each of their employment agreements.

(4)	All LTR RSGs shall have a term of 10 years from the grant date.

(5)
Notwithstanding the vesting of 100% of earned LTR RSGs on March 31, 2019 and the requirement of Employee to exchange such LTR RSGs for Shares on March 31, 2019, Employee shall, whether or not an employee of JEGI or any Affiliate thereof, post March 31, 2019, not sell, transfer or otherwise dispose of all or any part of such Shares issuable on the exchange thereof, until March 31, 2022 subject to the potential for accelerated vesting referenced in (3) above.

(6)	JE’s TSR is to be benchmarked annually against the peer group of companies index comprised of the companies listed below which is the same group of companies used to benchmark executive compensation.

Exelon Energy	NRG Energy Inc.
EnerCare Inc.	Parkland Fuel Corporation
National Fuel Gas Co.	PPL Corporation
New Jersey Resources Corp.	Superior Plus Corp.
WGL Holdings Inc.

It is acknowledged that the peer group of companies may change from year to year as determined by the Compensation Committee at the commencement of each year.

(7)
Employees shall be entitled to receive quarterly distributions in the form of cash on all earned LTR RSGs at the end of JE’s financial year when such LTR RSGs are earned to the exchange date equal to the quarterly dividend paid on Shares of Just Energy.

(8)
To the extent that the relative TSR for JE calculated as benchmarked against JE’s peer company index for any financial year of JE ended 2015 to 2019, exceeds the 90th percentile (the “Excess”), such Excess may be applied to JE’s relative TSR for the immediately following or immediately preceding year only should JE’s relative TSR for such immediately following or immediately preceding year be below the 90th percentile.

(9)	Any dispute regarding the interpretation or application of this Schedule or any calculation required to be made pursuant hereto shall be conclusively determined by JE’s auditors.

Option Grants:

The compensation committee is responsible for awarding options to directors and employees pursuant to Just Energy’s option plan. Option grants provide a longer-term incentive to pursue significant performance for Just Energy/and cash flow growth. At March 31, 2015 none of the NEOs hold options. As at March 31, 2015 Just Energy has 814,166 remaining options available for grant under the option plan. As discussed above, the committee has no plans to grant additional options to the NEOs for the foreseeable future.

RSGs/PBGs:

The compensation committee awards fully paid RSGs and/or PBGs to the NEOs pursuant to their employment agreements and the RSG Plan and the PBG Plan. See “Restricted Share Grant Plan” on page 53 of this circular and “Performance Bonus Incentive Plan” on page 56 of this circular. The compensation committee has used and will continue to use fully paid RSGs and PBGs, which normally vest over a three year period subject to continued employment on each applicable vesting date, to provide Just Energy with a mechanism of capitalizing payments which senior executives would otherwise receive in the form of cash as part of their annual discretionary performance bonus (if elected), annual non-discretionary targeted incentive bonuses and other compensation entitlements, thereby encouraging such persons to continue in the long-term service of Just Energy and aligning the interests of all NEOs with shareholders. As RSGs/PBGs are exchangeable into Common Shares on a 1:1 basis, deferred vesting encourages NEO performance over the extended vesting period. All RSGs/PBGs are issued as fully paid based on the simple average closing price of common shares on the TSX for the 10/5 days preceding the grant date i.e., usually March 31 of each year.

Retention and Incentive RSGs:

Because of the competitive nature of Just Energy’s business and employee mobility in Just Energy’s business sector, the compensation committee uses RSGs/PBGs to encourage NEO retention and to incentivize NEO’s. To encourage four of Just Energy’s NEO’s to remain in the employment of Just Energy until March 31, 2019, during the year ended March 31, 2015 the compensation committee and board granted 700,000 fully paid long term retention RSGs (effective March 31, 2014) as described in Table C above and below.

RSGs are also used as a signing bonus to attract executives. On August 19, 2014 (the “Grant Date”) 50,000 fully paid RSGs were granted to Patrick McCullough, Just Energy’s CFO, as a signing bonus vesting as to 1/3 on each of the first three anniversaries of the Grant Date subject to continuing employment on each applicable vesting date.

Long Term Retention – Restricted Share Grants:

To encourage NEOs and other senior executives to remain through to the end of their employment contracts and beyond, long term retention RSGs/PBGs are available to be granted. Pursuant to their current employment agreements, a total of 700,000 LTR RSGs were granted to Rebecca MacDonald (200,000), to James Lewis (200,000), to Deborah Merril (200,000) and to Pat McCullough (100,000) all as described in Table C on page 34.

Employee Benefit Plans:

On October 1, 2004 and effective April 1, 2004, Just Energy established a long-term incentive plan (the “Canadian Plan”) for all permanent full time and part time employees (working more than 20 hours per week) of certain of its Canadian subsidiaries. The Canadian Plan consists of two components, a deferred profit sharing plan (“DPSP”) and an employee profit sharing plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Some of the NEO’s participate in the DPSP and EPSP. See note (10) to the summary compensation table on page 50 of this proxy circular.

On January 1, 2009, Just Energy established a U.S. long-term incentive plan (the “U.S. Plan”) for all permanent full time and part time employees (working in the United States for more than 26 hours per week). The U.S. Plan consists of two components, 401K plan (“401K”) and an employee share purchase plan (“ESPP”). For participants of the 401K, Just Energy contributes an amount equal to a maximum of 3% per annum of an employee’s base earnings on a matching one for one basis. For the ESPP, Just Energy contributes an amount up to a maximum of 4% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Employees that wish to participate in both plans are eligible for a maximum matching of up to 5% of an employee’s base earnings.

Risk

The board of Just Energy and its compensation committee consider the implications of the risks associated with its compensation policies and practices. The components of compensation for the NEOs and other senior level employees are structured so as not to encourage or create risks that are reasonably likely to have a material adverse impact on Just Energy’s business. To this end: (i) the targeted performance bonuses for the NEOs which are payable principally in RSGs/PBGs generally vest over one to three years; (ii) most senior executives have common share ownership requirements, (iii) trading restrictions constrain the ability of most executives to dispose of their common shares for extensive “black-out” periods of time during each year, (iv) long term retention RSGs/PBGs are all designed to align the interests of management with those of shareholders and are not such so as to encourage any NEO to take excessive or inappropriate risks, (v) short term incentive bonuses, while based on formulaic criteria are capped as a % of each NEOs base salary, and (vi) long term bonuses for the NEOs are also capped. Executive management control margins on energy contracts which form the basis for compensation for some NEOs. In addition executive management exercise control over expansion plans with respect to the businesses carried on by Just Energy. The above constraints, requirements and limitations are monitored by the board’s risk and governance committees.

Neither the NEOs nor directors purchase financial instruments such as equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of securities of Just Energy granted as compensation or held directly or indirectly by the NEO or director.

Common Share Ownership:

Except for the Executive Chair who owns approximately 4% of the outstanding common shares of Just Energy, four of the active NEO’s are required to hold securities of Just Energy (RSGs/PBGs and common shares) representing a minimum market value by certain specified dates, further aligning their interests with the interests of Just Energy’s shareholders. The following table indicates the total market value of all common shares and RSGs/PBGs held by the NEOs employed by Just Energy at March 31, 2015, (excluding the awards made on May 14, 2015), based on the closing price of the common shares on the TSX on March 31, 2015 of $5.92.

Name of Holder(1)	Common Shares(a)		PBGs/RSGs(d) (vested and unvested)		Total Value
Rebecca MacDonald	5,947,184	$35,207,329	929,602	$5,503,244	$40,710,573
Patrick McCullough	NIL	$NIL	150,000	$888,000	$888,000
James Lewis	276,290	$1,635,637	383,973	$2,273,120	$3,908,757
Deborah Merril	221,325	$1,310244	371,844	$2,201,316	$3,511,560
Andrew Weiner	21,000	$124,320	46,666	$276,263	$400,583

THE FIVE ACTIVE NEOs WHOSE HOLDINGS OF COMMON SHARES AND PBGs/RSGs ARE DESCRIBED ABOVE OWN A TOTAL OF 8,347,884 SHARES AND PBGs/RSGS OF JUST ENERGY HAVING A TOTAL VALUE AT MARCH 31, 2015 OF $49,419,473 AND WHICH OWNERSHIP REFLECTS APPROXIMATELY 5.7% OF ALL ISSUED AND OUTSTANDING SHARES OF JUST ENERGY.

Notes:

(a)	Includes common shares held indirectly over which control and direction is exercised.

(b)	Based on the closing price of common shares on the TSX on March 31, 2015 of $5.92.

(c)
Under their current employment agreements, each of James Lewis, Deborah Merril and Patrick McCullough is required, at the end of each financial quarter of Just Energy to own after a date specified in each of their employment agreements (the “Specified Date”), a number of shares of Just Energy (including fully paid PBGs/RSGs whether or not vested) equal to a multiple of each such NEO’s base salary for the most recently completed financial year preceding such Specified Date. In the event of a sudden and significant decrease as the fair market value of common shares after such Specified Date, the compensation committee will give the NEO a reasonable period of time to comply with the requirement having regard to all of the circumstances. Mr. Lewis and Ms. Merril are required to own by March 31, 2019 common shares and RSGs having a value equal to five times their base salary at April 1, 2014 or $3,000,000 and at the end of each financial quarter of Just Energy thereafter. While Ms. MacDonald has no ownership requirement, as the table indicates, she owns a significant number of shares and PBGs/RSGs. Mr. Weiner has no ownership obligation. Mr. McCullough is required to own by March 31, 2018 common shares and PBGs/RSGs having a value equal to two times his base salary at March 31, 2015 or $1,500,000.

(d)	Includes the unearned 700,000 LTR RSGs granted to James Lewis, Deb Merril, Rebecca MacDonald and Patrick McCullough during 2014.

(e)	The above table does not include information for Beth Summers who resigned on August 18, 2015 or for Darren Pritchett whose relationship with the Company ended on March 31, 2015.

Financial Restatement and Clawback Policy

On February 9, 2012 the board approved a Clawback Policy entitled “Recoupment Upon Restatement or Misstatement of Financial Results” which provides that if, in the opinion of the independent directors of the board, Just Energy’s financial results are restated due in whole or in part to intentional fraud or misconduct by one or more of Just Energy’s executive officers the independent directors have the discretion to use their best efforts to remedy the fraud or misconduct and prevent its recurrence. Just Energy’s independent directors may, based upon the facts and circumstances surrounding the restatement, direct that Just Energy recover all or a portion of any bonus or incentive compensation paid, or cancel all, or part of, the stock-based awards granted, to an executive officer. In addition, the independent directors may also seek to recoup any gains realized with respect to equity-based awards, including stock options granted under Just Energy’s stock option plan, RSGs granted under Just Energy’s 2010 RSG plan, or other incentive payments made or required to be made by Just Energy under any discretionary, non- discretionary, targeted or other compensation plan of Just Energy, regardless of when issued or required to be issued at a future date.

The remedies that may be sought by the independent directors are subject to a number of conditions, including, that: (1) the bonus or incentive compensation to be recouped was based on the achievement of objective financial or other similar criteria or factors as provided for in the executive officer’s employment contract and was calculated based upon the financial results that were restated, (2) the executive officer in question engaged in the intentional misconduct, (3) the bonus or incentive compensation calculated or to be calculated under the restated financial results is less than the amount actually paid or awarded or to be paid or awarded and (4) no remedy, action or proceeding for the recovery of any amount from an executive officer that is provided for in the policy may be commenced after a period of three years from the date such executive’s employment is terminated for whatever reason.

Market Benchmarking and Comparator Groups

To provide the compensation committee a basis for assessing the market competitiveness of compensation for the Company’s senior executives, in 2012 a peer group of comparable organizations was developed for the purpose of pay benchmarking. This industry specific peer group comprises companies that, like Just Energy, are in the business of reselling energy supply though fixed price gas and electricity contracts to residential and commercial customers in deregulated markets, particularly those competing in the same geographic markets as Just Energy. Given the limited number of publicly traded companies that have a business model similar to Just Energy’s, the peer group also includes similarly sized companies that trade and market natural gas and energy. This peer group represents Just Energy’s closest competitors on customers, managerial talents, and investors’ capital and is made up of the following companies:

Exelon Energy	NRG Energy Inc.
EnerCare Inc.	Parkland Fuel Corporation
National Fuel Gas Co.	PPL Corporation
New Jersey Resources Corp.	Superior Plus Corp.
WGL Holdings Inc.

As Just Energy’s business continues to evolve, the compensation committee recognized that it may no longer be appropriate to benchmark its compensation against certain companies in the peer group. As part of its 2016 work plan, the committee will undertake a comprehensive review of the peer group to determine what, if any, changes are required.

NEO Employment Agreements and Disclosure Obligations

General:

The employment agreements for each NEO contain terms and conditions dealing with: (i) financial compensation; (ii) termination rights (see “Termination Events or Circumstances”), (iii) payments, benefits and obligations arising on termination (see “Termination Payments and Benefits”), and (iv) other conditions relating to common share ownership, non-competition and non-solicitation (see “Employment Agreements – Other Terms, Conditions and Obligations”).

Rebecca MacDonald – Executive Chair

1.	Employment Agreement

Ms. MacDonald, who has been a senior executive of Just Energy since the inception of the business in 1997, entered into a five year employment agreement with Just Energy effective April 1, 2014 to serve as Executive Chair until March 31, 2019. Ms. MacDonald’s compensation package for the year ending March 31, 2015 is described below.

2.	Compensation Components

Pursuant to her employment agreement, as approved by the committee and the board, Ms. MacDonald was entitled at March 31, 2015 to:

(a)
Base Salary:  An annual base salary of $650,000 subject to an upward adjustment, if any, based on an annual review by the committee. The committee concluded Ms. MacDonald’s annual base salary will remain at $650,000 until March 31, 2016.

(b)
Annual Discretionary Performance Bonus:  An annual discretionary performance bonus of up to 133.3% of base salary (up to $866,450) based on a review by the compensation committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement (i.e., common share value, board leadership, energy supply, RCE growth, distributable cash, gross margins, renewals/attrition, balancing and credit issues); (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her position description as Executive Chair of the board of directors; and (iv) other factors, all as determined by the compensation committee especially the formulaic base EBITDA targets developed by Just Energy’s compensation committee to be used in determining her short term discretionary performance bonus for the year ended March 31, 2015 as described in Table A on page 31. Based on the compensation committee’s assessment of the criteria which the compensation committee was directed to take into account and considered relevant (see above) and especially the formulaic base EBITDA growth criteria described above and in Table A on page 31 and other factors, the compensation committee awarded Ms. MacDonald with an annual short term discretionary performance bonus of $812,500 or 112.5% of her base salary, to be payable in cash.

(c)
Long Term Targeted Incentive Payment:  An annual targeted incentive payment of up to 150% of base salary based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the formulaic targeted growth criteria (i.e., funds from operations and embedded gross margin targets), described in Table B on page 32 for the year ended March 31, 2015 payable as to 100% in fully paid PBGs vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by Just Energy of annual incremental growth as related to the factors identified above and in Table B on page 32 (embedded gross margin and funds from operations) as determined from Just Energy’s audited consolidated financial statements and management’s discussion and analysis for the year ended March 31, 2015, Ms. MacDonald was granted an incentive payment of $986,700 which will be paid in 164,725 fully paid PBGs.

(d)
Long Term Retention RSGs:  Ms. MacDonald was granted 200,000 LTR RSGs pursuant to the terms of her employment agreement referenced above of which 40,000 were earnable at March 31, 2015. Based on the terms as described in Table C on page 34 of this circular, Ms. MacDonald earned 10,000 LTR RSGs at March 31, 2015 as the relative TSR for Just Energy as benchmarked against its peer company index was at or above the 55th percentile.

James Lewis – Co-President and Co-Chief Executive Officer – commencing April 1, 2014

1.	Employment Agreement

Mr. Lewis, who has held several senior executive positions at Just Energy (see page 10), entered into a five year employment contract as Co-President and Co-Chief Executive Officer effective April 1, 2014 ending March 31, 2019.

2.	Compensation Components

Pursuant to his employment agreement, approved by the compensation committee and the board, Mr. Lewis was entitled at March 31, 2015 to:

(a)
Base Salary:  An annual base salary of U.S. $600,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Mr. Lewis’s annual base salary will remain at U.S. $600,000 for the year ended starting April 1, 2015.

(b)
Annual Discretionary Performance Bonus:  An annual discretionary performance bonus of up to 133.3% of base salary (up to U.S. $800,000) based on a review by the compensation committee of: (i) criteria and factors considered relevant by the committee including those set forth in his employment agreement (i.e., leadership, energy supply, RCE growth, distributable cash, gross margins, renewals/attrition, balancing and credit issues); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement; (iii) his success in carrying out the special functions listed in his position description as Co-President and Co-CEO; and (iv) other factors, all as determined by the committee and especially the formulaic base EBITDA targets to be used in determining his short term bonus for the year ended March 31, 2015 as set forth in Table A on page 31. Based on the compensation committee’s assessment of the above-noted criteria which the compensation committee was directed to take into account and considered relevant (see above) and especially the formulaic base EBITDA growth factors in Table A on page 31, the committee awarded Mr. Lewis with an annual short term discretionary performance bonus of U.S. $750,000 paid in cash equal to 125% of his base salary.

(c)
Long Term Targeted Incentive Payment:  An annual targeted incentive payment of up to 150% of base salary based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the two growth criteria, (i.e. funds from operations and embedded gross margin targets) described in Table B on page 32 for the year ended March 31, 2015 payable as to 100% in fully paid RSGs vesting over a three year period, subject to continued employment on each applicable vesting date. Based upon the above factors the committee and board awarded Mr. Lewis a long term incentive bonus of U.S. $910,800 which will be paid in 179,348 fully-paid RSGs.

(d)
LTR – RSGs:  Mr. Lewis was granted 200,000 LTR RSGs pursuant to the terms of his employment agreement referenced above of which 40,000 were earnable at March 31, 2015. Based on the terms as described in Table C on page 34 of this circular, Mr. Lewis earned 10,000 fully paid LTR RSGs at March 31, 2015 as the relative TSR for Just Energy as benchmarked against its peer company index was at or above the 55th percentile.

Deborah Merril – Co-President and Co-Chief Executive Officer – commencing April 1, 2014

1.	Employment Agreement

Ms. Merril, who has held several senior executive positions at Just Energy (see page 11), entered into a five year employment contract as Co-President and Co-Chief Executive Officer effective April 1, 2014 ending March 31, 2019.

2.	Compensation Components

Pursuant to her employment agreement, approved by the compensation committee and the board, Ms. Merril was entitled at March 31, 2015 to:

(a)
Base Salary:  An annual base salary of U.S. $600,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Ms. Merril’s annual base salary will remain at U.S. $600,000 for the year ended starting April 1, 2015.

(b)
Annual Discretionary Performance Bonus:  An annual discretionary performance bonus of up to 133.3% of base salary (up to U.S. $800,000) based on a review by the compensation committee of: (i) criteria and factors considered relevant by the committee including those set forth in her employment agreement (i.e., leadership, energy supply, RCE growth, distributable cash, gross margins, renewals/attrition, balancing and credit issues); (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement: (iii) her success in carrying out the special functions listed in her position description as Co-President and Co-CEO; and (iv) other factors, all as determined by the committee, especially the formulaic base EBITDA targets to be used in determining her short term bonus for the year ended March 31, 2015 as set forth in Table A on page 31. Based on the compensation committee’s assessment of the above-noted criteria which the compensation committee was directed to take into account and considered relevant (see above) and, especially the formulaic base EBITDA growth factors in Table A on page 31, the committee awarded Ms. Merril with an annual short term discretionary performance bonus of U.S. $750,000 paid in cash equal to 12.5% of her base salary.

(c)
Long Term Targeted Incentive Payment:  An annual targeted incentive payment of up to 150% of base salary based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to the two growth criteria (funds from operations and embedded gross margin targets) described in Table B on page 32 for the year ended March 31, 2015 payable as to 100% in fully paid RSGs vesting over a three year period, subject to continued employment on each applicable vesting date. Based upon the above factors the committee and board awarded Ms. Merril a long term incentive bonus of U.S. $910,800 which will be paid in 179,348 fully paid RSGs.

(d)
LTR – RSGs:  Ms. Merril was granted 200,000 LTR RSGs pursuant to her employment agreement referenced above of which 40,000 were earnable at March 31, 2015. Based on the terms as described in Table C on page 34 of this circular, Ms. Merril earned 10,000 fully paid LTR RSGs at March 31, 2015 as the relative TSR for Just Energy as benchmarked against its peer company index was at or above the 55th percentile.

Patrick McCullough – Chief Financial Officer – commencing August 19, 2014.

1.	Employment Agreement

Mr. McCullough entered into an employment contract as Chief Financial Officer effective August 19, 2014 (the “Commencement Date”) ending March 31, 2019.

2.	Compensation Components

Pursuant to his employment agreement, approved by the compensation committee and the board, Mr. McCullough was entitled at March 31, 2015 to:

(a)
Base Salary:  An annual base salary of U.S. $500,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Mr. McCullough’s annual base salary will remain at U.S. $500,000 for the year starting April 1, 2015.

(b)
Annual Discretionary Performance Bonus:  An annual discretionary performance bonus of up to 100% of base salary (up to U.S. $500,000) based on a review by the compensation committee of: (i) criteria and factors considered relevant by the committee including those set forth in his employment agreement (i.e., leadership); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement: (iii) his success in carrying out the special functions listed in his position description as CFO; and (iv) other factors, all as determined by the compensation committee and especially the formulaic base EBITDA targets to be used in determining his short term bonus for the year ended March 31, 2015 as set forth in Table A on page 31. Based on the committee’s assessment of the above-noted criteria which the committee was directed to take into account and considered relevant and the formulaic base EBITDA growth factors in Table A on page 31, the committee awarded Mr. McCullough with an annual short term discretionary performance bonus pro rated from the Commencement Date of U.S. $385,300 payable in cash equal to 125% of his pro rated base salary.

(c)
Long Term Targeted Incentive Payment:  An annual targeted incentive payment not to exceed 100% of Base Salary (except as provided in Schedule B to his agreement – i.e. up to U.S. $666,500 based upon the achievement by Just Energy of year over year incremental growth over business plan as approved by the audit committee) related to the two growth criteria (funds from operations and embedded gross margin) described in Table B on page 32 for the year ended March 31, 2015 payable as to 100% in fully paid RSGs vesting over a three year period, subject to continued employment on each applicable vesting date. Based upon the above factors the compensation committee and board awarded Mr. McCullough a long term incentive bonus of U.S. $311,900 (pro rated from the Commencement Date), for the period ending March 31, 2015 payable as to 100% in 61,421 fully paid RSGs.

(d)
RSGs:  On the Commencement Date Mr. McCullough was granted 50,000 fully paid RSGs vesting as to 1/3 on each of the 1st, 2nd and 3rd anniversary of the Commencement Date subject to continued employment on each applicable vesting date.

(e)
LTR – RSGs:  Mr. McCullough was granted 100,000 LTR RSG pursuant to his employment agreement which may be earned each year as to 20% (up 20,000 RSGs) a year starting March 31, 2015. Based on subject to the terms as described in Table C on page 34 of this circular, Mr. McCullough earned 5,000 LTR RSGs on March 31, 2015 as the relative TSR for Just Energy as benchmarked against its peer company index was at or above the 55th percentile

Darren Pritchett – Executive Vice President – Consumer Sales – until October 31, 2014 and Consultant from November 1, 2014 to March 31, 2015.

1.	Employment Agreement and Amendments

Mr. Pritchett entered into an employment agreement as Executive Vice President – Consumer Sales of Just Energy on October 1, 2011 which was amended April 1, 2012 for a three year term ending March 31, 2015 and which was further amended and restated for the five year period commencing April 1, 2013. Mr. Pritchett terminated his employment as EVP – Consumer Sales effective October 31, 2014 (the “Departure Date”) pursuant to a Resignation Agreement (described below), at which time he entered into a Consulting Agreement dated November 1, 2014 to end March 31, 2015 as described below.

2.	Compensation

Pursuant to his employment agreement, as amended and restated and as approved by the compensation committee and the board, Mr. Pritchett was entitled, commencing April 1, 2014, to a base salary of $500,000. Mr. Pritchett’s pro-rated base salary to October 31, 2014 was $293,151. Mr. Pritchett’s employment agreement also entitled him to an annual cash bonus, an RCE bonus and an RCE/PBG performance bonus. Based on his decision to resign effective October 31, 2014 as EVP Consumer Sales, in lieu of the cash, PBG and RCE/PBG performance bonus entitlements provided for in his employment agreement, Mr. Pritchett received a lump sum cash settlement of $720,000. As a consultant from October 31, 2014 to March 31, 2015, Mr. Pritchett received a consulting fee of $416,667.

Andrew Weiner – Executive Vice President – Mass Market Sales – commencing October 1, 2014

1.	Employment Agreement and Amendments

Mr. Weiner entered into an employment agreement as Senior Vice President – Regional General Manager, U.S. Midwest, with Just Energy on March 1, 2011 which was amended and restated effective October 1, 2014 for an indefinite period as Executive Vice President – Mass Market Sales (the “Employment Agreement”) reporting to James Lewis Co-President and Co-CEO.

2.	Compensation Components

Pursuant to his Employment Agreement, as amended and restated and as referenced above and approved by the compensation committee and the board, Mr. Weiner was entitled for the period ending March 31, 2015 to:

(a)	Base Salary: A base salary of U.S. $400,000 subject to an annual review by the compensation committee. Mr. Weiner’s base salary starting April 1, 2015 will remain at U.S. $400,000.

(b)
Annual Short Term Discretionary Performance Bonus:  An annual discretionary short term performance bonus based on business unit EBITDA and other performance factors. Mr. Weiner was awarded a bonus of $U.S. 530,000 payable in cash.

(c)
Annual Long Term Incentive and RCE Bonus Amount:  An annual long term incentive and RCE Bonus payable as to 100% in RSGs vesting over 3 years and based on RCE customer additions, regulatory performance and other factors. Mr. Weiner received a long term incentive and RCE bonus amount for the year ending March 31, 2015 of 70,000 RSGs, vesting equally over three years subject to continued employment on each applicable vesting date.

Beth Summers – Chief Financial Officer – Until August 18, 2014

1.	Employment Agreement and Amendments

Ms. Summers’ (whose employment as CFO of Just Energy commenced on February 16, 2009), entered into a new five year employment contract as CFO effective April 1, 2010 ending March 31, 2015 as amended on each of April 1, 2011, 2012 and 2013 which latter amendment continued until her departure effective August 18, 2014 (the “Departure Date”) when she resigned.

2.	Compensation Components

Pursuant to her employment agreement, (as amended), as approved by the compensation committee and the board, Ms. Summers was entitled, commencing April 1, 2014 to:

(a)
Base Salary:  An annual base salary of $465,000 subject to an upward adjustment, if any, based on an annual review by the compensation committee. Ms. Summers’ annual base salary remained at $465,000 until her Departure Date.

(b)
Annual Performance Bonus:  An annual performance bonus of up to 100% of base salary, based on a review by the committee of: (i) criteria and factors considered relevant by the compensation committee including those set forth in her employment agreement and agreed upon between Ms. Summers and the former president and chief executive officer; (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her position description as CFO, (iv) other relevant criteria all as determined by the compensation committee including the formulaic targets used in determining her short term bonus for the year ended March 31, 2015 i.e., (x) 40% based on funds from operations; (y) 40% based on key performance targets (net RCE additions, waterheater equivalents, added Momentis IRs and committed solar projects) and (z) 20% based on a list of other factors. Based on Ms. Summer’s resignation on the Departure Date, except for the Departure Compensation described in (d) below, Ms. Summers was not awarded an annual performance bonus at the Departure Date.

(c)
Long Term Targeted Incentive Payment:  An annual targeted payment based upon the achievement by Just Energy of year over year incremental growth over business plan (as approved by the audit committee) related to two growth targets (funds from operations and embedded gross margin) payable as to 100% in fully paid PBGs vesting over a three year period, subject to continued employment on each applicable vesting date. Based on Ms. Summer’s resignation on the Departure Date, except for the Departure Compensation referred to in (d) below, Ms. Summers was not awarded a long term incentive bonus for the year ended March 31, 2015.

(d)
Departure Compensation:  Pursuant to a departure agreement dated the Departure Date and her employment agreement, Ms. Summers: (i) received her annual base salary pro-rated to the Departure Date paid in cash; (ii) received one year’s base salary of $465,000, paid in cash, and accrued vacation pay to the Departure Date; (iii) received a retention bonus of $50,000 paid in cash; (iv) is entitled to a continuation of group benefits for one year from the Departure Date; and (v) all of her vested and unvested RSGs/PBGs (127,918) and vested and unvested LTR RSGs (100,000) became immediately exchangeable 1:1 into common shares of Just Energy.

User Friendly Shareholder Financial Criteria

In determining short and long term incentive bonuses for several of Just Energy’s NEOs for the year ending March 31, 2015, Just Energy uses financial measures such as base EBITDA per share, embedded gross margins and funds from operations each of which for Just Energy’s business and financial model best reflect and indicate the creation of shareholder value, annual financial performance and the ability of Just Energy to sustain its dividend level. Other commonly used financial measures such as earnings per share and net income are not meaningful or helpful to measure Just Energy’s performance as it is required, under IFRS accounting, to mark its commodity book to market which can result in large year to year non cash fluctuations in income, EBITDA and earnings per share. The non GAAP financial measures are defined below.

Base EBITDA:  EBITDA is adjusted to exclude the mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Embedded Gross Margin:  is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s MD&A.

Funds from Operations:  refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

Total Shareholder Return:  for any given financial percentage increase (decrease) from April 1 in any given year of Just Energy is equal to the percentage increase (decrease) from April 1 in any given year in the market value of Just Energy’s shares based on the simple average of the closing market price for Just Energy shares on the TSX plus the total dividends paid on such shares as described in note (1) to Table C on page 34.

Amendments to Employment Agreements and Amended Short and Long Term Incentive Targets for the year ended March 31, 2016.

No significant changes have been made to the employment agreements and compensation arrangements for the NEOs for the year ending March 31, 2016.

TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

1.	Termination Events or Circumstances

While the payment and other benefits resulting from a termination vary based on the terms of each NEO’s employment agreement, the obligations and rights, whether exercisable by an NEO or by Just Energy, are generally the same, except as disclosed under the heading “Termination Benefits” in section 2 below. As Beth Summers and Darren Pritchett (both required to be disclosed as NEOs for the year end March 31, 2015), were no longer employees, post March 31, 2015, the termination provisions of their agreements are not described below.

Except as disclosed below, the termination provisions for four of the presently active NEO’s employment agreements (for Rebecca MacDonald (Executive Chair), Patrick McCullough (Chief Financial Officer), James Lewis (Co-President and Co-CEO), and Deborah Merril (Co-President and Co-CEO)) provide that the employment relationship will end in the following events or circumstances:

(a)	Voluntary Resignation. Exercisable by the NEO on 60 days prior written notice to Just Energy;

(b)
Constructive Dismissal or Dismissal without Cause.  Exercisable by the NEO on notice to Just Energy within 60 days of the happening of a constructive dismissal event or circumstance which includes: (i) constructive dismissal; (ii) the breach by Just Energy of its obligations under the employment agreement in any material respect; or (iii) the bankruptcy or insolvency of Just Energy;

(c)	Cause. Exercisable forthwith upon notice to the NEO by Just Energy in the event of cause as interpreted by applicable law;

(d)
Disability.  Exercisable by the board of directors of Just Energy on notice to the NEO in the event of the inability of the NEO to perform the essential functions of employee’s duties with reasonable accommodation for a continuous period of 45 days;

(e)
On Completion of Term.  Exercisable by the NEOs, if 30 days prior to the expiry of the term of the employment agreement, Just Energy has not made an offer of employment in the form of an extension employment agreement containing terms and conditions no less favourable to NEO from a commercial standpoint as the terms and conditions of the NEO’s then current employment agreement;

(f)
Change of Control.  A change of control event is deemed to have occurred under each of the above employment agreements if: (a) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, common shares representing 50% or more of the outstanding common shares; (b) assets of Just Energy representing 50% or more of the net book value of Just Energy, determined as of the date of the audited financial statements of Just Energy then most recently published, are sold, liquidated or distributed; or (c) shareholders approve, or Just Energy consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”), and, as a result thereof, persons who are shareholders immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity. In the event of a change of control, the NEO is entitled to the rights and payments as described in 2 (f) below including an obligation to continue the NEOs employment for a minimum of 120 days after the change of control event.

2.	Termination Payments and Benefits

The material termination benefits, entitlements and obligations of each NEO and/or Just Energy with respect to the termination events or circumstances described in section 1 above are as set forth below:

(a)	Voluntary Resignation: Each NEO is entitled:

(i)	to be paid by Just Energy NEO’s pro-rated salary, accrued and unpaid vacation pay and approved and unpaid expenses to NEO’s departure date; and

(ii)	to exercise or exchange, the NEO’s vested RSGs/PBGs, if any, pursuant to the NEO’s RSG agreements and the RSG/PBG Plan, as applicable, unless otherwise provided.

(b)	Constructive Dismissal or Dismissal without Cause: Each NEO is entitled:

(i)	to be paid by Just Energy an amount equal to the amounts described in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)	to be paid by Just Energy an amount equal to one year’s base salary;

(iii)
at Just Energy’s financial year end following the constructive dismissal event, to be paid by Just Energy an amount in cash equal to NEO’s annual targeted bonus based on specific growth criteria in the NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the constructive dismissal event for the fiscal year of Just Energy during which the constructive dismissal event occurred;

(iv)	to the accelerated and immediate vesting of all unvested RSGs/PBGs (other than unearned LTR-RSGs) including the right to exercise and/or exchange all vested RSGs/PBGs and earned LTR RSGs; and

(v)	the term of the NEO’s non-competition obligation is reduced one year from the departure date.

(c)	Cause. Each NEO:

(i)	is entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2(a)(ii) above; and

(ii)	is not entitled to exchange or exercise any unvested RSGs/PBGs or LTR RSGs.

(d)	Disability. Each NEO is entitled:

(i)	to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)
to continue as an employee after the departure date for the purpose solely of qualifying for long term disability, insurance or other similar benefits and a continuation of such benefits for one year from the departure date; and

(iii)
to the continued vesting of all unvested RSGs/PBGs notwithstanding NEO will not be an employee on each applicable vesting date and to exchange all RSGs/PBGs for common shares on a 1:1 basis prior to the expiry of the term thereof unless otherwise provided.

(e)
Completion of Term.  In the event a comparable offer of employment: (i) is made to an NEO and the NEO does not accept it at least 30 days prior to the expiry of the term of the then current employment agreement, then the NEO’s employment will terminate and NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above; or (ii) is not made to NEO, in which event, (x) NEO will be entitled to be paid by Just Energy the amounts in 2(a)(i) and to the rights in 2(a)(ii) above and all unvested RSGs/PBGs and earned LTR RSGs will continue to vest on the applicable vesting dates and be exercisable and exchangeable into common shares prior to their termination date notwithstanding NEO is no longer an employee of Just Energy, and (y) each NEO shall be entitled to be paid by Just Energy, in cash: (A) 100% of such NEO’s discretionary performance and long term incentive bonus opportunity for the year ending March 31, 2019 and (B) one year’s base salary and (z) the non-compete covenant is reduced to one year.

(f)	Change of Control. On a Change of Control each NEO is entitled:

(i)
to the automatic vesting of all RSGs/PBGs and to the automatic and accelerated vesting of all unvested LTR RSGs, whether or not earned, after which Change of Control the NEO shall have an obligation to continue employment for 120 days after the Change of Control is completed;

(ii)
in the event of a constructive dismissal or dismissal without cause within 120 days of the Change of Control event each NEO shall be entitled to an additional constructive dismissal payment as provided for in the NEO’s employment agreement but the payment may not to exceed an amount equal to NEO’s then current base salary; and

(iii)
if the NEO is not dismissed without cause or constructively dismissed within the 120 period referenced in (ii) above, the NEO shall have an obligation to continue NEO’s employment for an additional 120 days after which NEO shall have the option to terminate the agreement and NEO shall be entitled to a cash payment not to exceed 150% of NEOs then current base salary equal to NEO’s annual targeted non-discretionary bonus based on the specific growth criteria in NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of Just Energy immediately preceding the change of control event for the fiscal year of Just Energy during which the change of control event occurred above, but not to exceed 150% of NEOs base salary.

3.	Termination – Weiner

The termination events or circumstances, payments and benefits for Andrew Weiner, the Executive Vice President – Mass Market Sales in the event of: (i) a voluntary resignation, (ii) a constructive dismissal or dismissal without cause, (iii) termination for cause, or (iv) disability, are not materially different then as described in sections 1 and 2 above except that: (a) Weiner has no entitlement to any LTR RSGs; (b) on a dismissal without cause or a constructive dismissal, Weiner is entitled to a lump sum payment of 50% of his base salary but not to any pro rated short or long term bonus; and (c) Weiner is not entitled to any benefits or rights on completion of his employment agreement or in the event of a change of control.

4.	Employment Agreements – Other Terms, Conditions and Obligations

The employment agreements for each of the NEOs contain other terms, conditions and obligations which relate to the financial compensation and the benefits/obligations arising on a termination of the employment relationship as follows:

(a)
Common Share Ownership.  To align the interests of each NEO with those of shareholders, each NEO (other than the Executive Chair who has significant shareholdings in Just Energy and the EVP Mass Market Sales is required to own securities of Just Energy (RSGs/PBGs and common shares), by specified dates having a market value equal to a multiple of the NEO’s base salary.

(b)
Non-Competition Covenant.  During the course of the employment and for a period of three years after the termination of the employment relationship, (one year for the EVP Mass Market Sales), each NEO is prohibited from competing directly or indirectly with Just Energy except that the three year non-compete period is abridged from three to one or two years in certain circumstances including constructive dismissal and termination at the end of the term.

(c)
Non-Solicitation Covenant.  During the course of the employment and for a period of three years after the termination of the employment relationship (one year for the EVP Mass Market Sales), NEO may not solicit, contact or approach any supplier, customer or employee of Just Energy for the purpose of soliciting business which is competitive to Just Energy’s business.

5.	Termination Benefits

Pursuant to the employment agreements between Just Energy and each active NEO, Just Energy is required to make certain payments upon the termination of their employment (whether related to voluntary resignation, constructive dismissal or dismissal without cause, cause, disability and, except for the EVP Mass Market Sales, change of control and on completion of term). An estimate of the amount of the payments required to be made by Just Energy on constructive dismissal or dismissal without cause or on a change of control assuming the triggering event giving rise to such payments occurred on March 31, 2015 is set out in the table below. The payments required to be made by Just Energy to the NEOs on resignation, termination for cause, disability and on completion of term (assuming a comparable offer of employment is extended to the NEO), are not considered by Just Energy to be material and are described above under “Termination Payments and Benefits”.

Name of NEOs at April 30, 2015	Dismissal without Cause/ Constructive Dismissal(1)	Change of Control(2)
Rebecca MacDonald	$1,300,000	$650,000
James Lewis	U.S.$1,200,000	U.S.$600.000
Deborah Merril	U.S.$1,200,000	U.S.$600,000
Patrick McCullough	U.S.$1,000,000	U.S.$500,000
Andrew Weiner	U.S.$200,000	NIL

Notes:

(1)
Amounts exclude the benefits based on the accelerated vesting of all unvested RSGs/PBGs (including all unvested long term retention RSGs/PBGs in the case of dismissal without cause or constructive dismissal) and for Rebecca MacDonald, James Lewis, Deborah Merril and Patrick McCullough includes one year’s base salary plus an amount equal to the “LTIB Constructive Dismissal Amount” which, based upon a March 31, 2015 triggering event, may not exceed 100% of their base salary, but would not involve the payment of any additional monies by Just Energy. In addition to the accelerated vesting of all unvested RSGs, Andrew Weiner would be entitled to 6 months base salary or U.S.$200,000.

(2)
Amounts payable on a change of control assume there has been no constructive dismissal or dismissal without cause within 120 days of the change of control event. Amounts exclude the benefits based on the accelerated vesting of all unvested RSGs/PBGs (including all unvested long term retention RSGs/PBGs) plus an amount equal to the “LTIB Change of Control Amount” which based upon a March 31, 2015 triggering event may not exceed 100% of each of their base salary.

Summary Compensation Table – NEOs

The following Table sets forth all compensation received by the NEOs from Just Energy and/or its affiliates for the periods indicated. All monies payable to James Lewis, Deb Merril, Patrick McCullough and Andrew Weiner are, under each of their employment agreements, payable in $U.S. and for purposes of the Table and notes below, unless otherwise indicated, have been converted to $Cdn. at an exchange rate of 1.1387 for fiscal 2015. The annual incentive awards have been translated at 1.1992, the exchange rate on the date approved by the Board.

Annual incentive plan awards
				Discretionary performance bonuses		Performance based targeted bonuses
Name and principal position	Year ended March 31	Base Salary $	Share-based awards(3) $	Cash $	Equity based awards ($)(4)	Cash $	Equity based awards ($)(4)	Pension value(5) $	All other compensation (7)(8)(9)(10) $	Total Compensation $
Rebecca MacDonald, Executive Chair(1)(2)	2015 2014 2013	650,000 650,000 650,000	NIL NIL NIL	812,500 NIL NIL	NIL 617,500 NIL	NIL NIL NIL	986,700 617,500 NIL	NIL NIL NIL	NIL NIL NIL	2,449,200 1,885,000 650,000
James Lewis, Co-President and Co-CEO(1)(2)	2015 2014 2013	683,220 462,000 400,000	NIL NIL NIL	899,400 NIL 325,000	NIL 438,900 NIL	NIL NIL NIL	1,092,231 438,900 275,000	NIL NIL NIL	26,509 19,320 16,400	2,701,360 1,359,120 1,016,400
Deborah Merril, Co-President and Co-CEO(1)(2)(3)	2015 2014 2013	683,220 432,600 350,000	NIL NIL NIL	899,400 NIL 175,000	NIL 410,970 NIL	NIL NIL NIL	1,092,231 410,970 250,000	NIL NIL NIL	10,591 12,600 10,000	2,685,443 1,267,140 785,000
Patrick McCullough – Chief Financial Officer	2015	350,969	NIL	462,052	NIL	NIL	374,052	NIL	14,346	1,201,419
Darren Pritchett, EVP – Consumer Sales(1)(2)	2015 2014 2013	293,151 500,000 400,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	720,000 2,331,806 1,297,823	NIL 744,970	NIL NIL NIL	429,742(10) 19,900 NIL	1,442,893 3,596,677 2,463,931
Andrew Weiner EVP – Mass Market Sales	2015 2014 2013	455,480 394,988 350,000	NIL NIL NIL	635,576 157,995 300,000	NIL 157,955 NIL	NIL NIL NIL	426,300 292,050 102,000	NIL NIL NIL	13,205 11,834 10,500	1,530,561 1,014,822 762,500
Beth Summers, Former CFO(1)(2)	2015 2014 2013	208,932 465,000 465,000	455,000 88,900(4) NIL	NIL 100,000 NIL	NIL 200,000 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	523,584(6) 18,600 18,600	1,187,516 872,500 483,600

Notes:

(1)
The amount of base salary for each Named Executive Officer disclosed in the above table reflects the amount actually received by each Named Executive Officer for the year ended March 31, 2015. The annual base salary for each Named Executive Officer in the above table for the year ended March 31, 2015 is as follows: Rebecca MacDonald ($650,000); James Lewis (U.S.$600,000); Deborah Merril (U.S.$600,000); Andy Weiner (U.S.$400,000); Darren Pritchett ($293,151 to October 31, 2014 and for 5 months consulting to March 31, 2015 ($416,667)) and Beth Summers ($465,000).

(2)
Rebecca MacDonald became an officer of Just Energy on April 30, 2001. Prior thereto she held the same or similar positions with Just Energy or its predecessor. Effective April 1, 2006 she became Executive Chair of Just Energy and on March 1, 2008 she assumed the additional position as Co-Chief Executive Officer which she relinquished on June 25, 2008 to remain as Executive Chair. Effective April 1, 2014 she continued as Executive Chair. Prior to April 1, 2014 James Lewis was the Chief Operating Officer of Just Energy for over 4 years when he became Co-President and Co-CEO of Just Energy. Prior to April 1, 2014 Deborah Merril was the EVP Commercial Division of Just Energy for over 4 years when she became Co-President and Co-CEO of Just Energy. Patrick McCullough became Chief Financial Officer on August 19, 2014. Darren Pritchett joined Just Energy as an independent contractor in October 1997 and became EVP Consumer Sales on April 1, 2008 and resigned that role on October 31, 2015 to become a consultant until March 31, 2015 when he left Just Energy. Andrew Weiner became SVP and Regional General Manager – U.S. Midwest for Just Energy in March, 2011 and became EVP Mass Market Sales on October 1, 2014. Beth Summers, joined Just Energy as Chief Financial Officer on February 16, 2009 and resigned on August 18, 2014. A detailed summary of the employment agreements for each of the Named Executive Officers are set forth above under “NEO Employment Agreements” and “Amendments to Employment Agreements”.

(3)	This column does not include the long term retention RSGs (“LTR RSGs”), granted by the board (effective April 1, 2014 as approved by the compensation committee) to Rebecca MacDonald (200,000), to

James Lewis (200,000), to Deborah Merril (200,000) and to Patrick McCullough (100,000), earnable as to 20% thereof on each of March 31, 2015, 2016, 2017, 2018 and 2019. All LTR RSGs are as described in Table C on page 34 are exchangeable 1:1 into common shares, subject to vesting, providing: (a) the vesting thereof on March 31, 2019 is subject to continued employment, (b) the LTR RSGs vesting on March 31, 2019 must be held as RSGs or common shares until March 31, 2022. A total of 35,000 LTR RSGs were earned at March 31, 2015. In addition 50,000 RSGs were granted to Patrick McCullough on August 19, 2014 as a signing bonus vesting as to 1/3 on the first 3 anniversaries of the grant date subject to continued employment on each applicable vesting date. No RSGs were vested at March 31, 2015.

(4)
These columns indicate the total of the non-cash portion of the annual long term incentive plan awards (excluding long term retention RSGs), which each of MacDonald ($986,700), Lewis (U.S.$910,800), Merril (U.S.$910,800), McCullough (U.S.$311,920) and Weiner ($426,300) were entitled to receive at March 31, 2015 and which will be granted to each of them as equity based awards in the form of fully paid RSGs/PBGs effective March 31, 2015 (the “Grant Date”). Such fully paid RSGs/PBGs over a three year period are exchangeable subject to vesting into common shares on a 1:1 basis and will vest as to 1/3 thereof on each of the first three anniversary dates of the Grant Date subject to continued employment as a senior officer of Just Energy or any affiliate thereof, in each case, on each applicable vesting date. The RSG Plan is described under “2010 RSG Plan” on page 53. The PBG Plan is described under “2013 PBG Plan” on page 56.

(5)	None of the NEOs are entitled to receive any pension or defined contribution or any other form of retirement allowance.

(6)	Reflects the total departure compensation received by Beth Summers.

(7)
Does not include the distributions paid on RSGs/PBGs including long term retention RSGs (vested and unvested) which equals the amount of dividends paid quarterly on common shares of Just Energy and which, for the year ending March 31, 2015 was $419,743 for Rebecca MacDonald; $75,418 for James Lewis; $70,585 for Deborah Merril; $18,750 for Patrick McCullough; $31,006 for Andrew Weiner; $179,857 for Darren Pritchett and $78,644 for Beth Summers.

(8)
The aggregate value of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for each of the Named Executive Officers for the year ended March 31, 2015.

(9)
No options were granted to any NEO for the year ended March 31, 2015. See the table entitled “Incentive Plan Awards – NEOs” at page 52 of this proxy circular. Options vest over three or five years from the grant date and expire five or ten years from the grant date. The Option Plan is described under “Option Plan” on page 53 of this proxy circular.

(10)
This amount includes the interests of Messrs. Lewis (U.S.$23,280), Merril (U.S.$9,301), McCullough (U.S.$12,599), Pritchett ($13,077), Weiner (U.S.$11,596) and Summers ($8,584)in Just Energy’s Canadian and/or U.S. Deferred Profit Sharing Plan and the Employee’s Profit Sharing Plan (both of which are described in more detail under “Compensation of the Directors and Officers of Just Energy – Compensation Discussion and Analysis – Compensation Components – Specific Criteria – Employee Benefit Plans”) as at March 31, 2015. Ms. MacDonald does not participate in the plans. It also includes $416,667 paid to Darren Pritchett pursuant to his consulting agreement for 5 months ending March 31, 2015.

Incentive Plan Awards – NEOs

Outstanding Share-based awards and option based awards.

The following table provides information for all awards outstanding at March 31, 2015.

	Option based awards				Common Share based awards
Name	Number of Common Shares underlying unexercised options	Option exercise price $	Option expiration date	Value of unexercised in-the-money options $	Number of Common Shares that have not vested(1) #	Market or payout value of Common Shares based awards that have not vested(2) $
Rebecca MacDonald	NIL	N/A	N/A	N/A	101,064	598,299
James Lewis	NIL	N/A	N/A	N/A	288,575	1,708,364
Deborah Merril	NIL	N/A	N/A	N/A	282,570	1,672,814
Patrick McCullough	NIL	N/A	N/A	N/A	150,000	888,000
Darren Pritchett	NIL	N/A	N/A	N/A	NIL	NIL
Andrew Weiner	NIL	N/A	N/A	N/A	27,000	159,840
Beth Summers	NIL	N/A	N/A	N/A	NIL	NIL

Notes:

(1)	Reflects number of unvested RSGs/PBGs including LTR RSGs at March 31, 2015.

(2)	Reflects the market value based on the closing price of the common shares on the TSX on March 31, 2015 of $5.92.

Incentive Plan Awards – value vested or earned during the year.

The following table provides information relating to the value vested or earned with respect to incentive plan awards for the year ending March 31, 2015.

Name	Option based awards – Value vested during the year ($)	RSG/PBG based awards – Value vested during the year(1) ($)	Equity incentive plan compensation – Value earned during the year ($)
Rebecca MacDonald	NIL	142,321	842,540
James Lewis	NIL	95,099	562,986
Deborah Merril	NIL	88,784	525,601
Patrick McCullough	NIL	NIL	NIL
Darren Pritchett	NIL	46,311	274,161
Andrew Weiner	NIL	46,614	275,955
Beth Summers	NIL	119,636	708,245

Note:

(1)
Reflects the market value of the RSGs/PBGs that vested during the year ended March 31, 2015 (including LTR RSGs) based on the closing price of Shares on the TSX on March 31, 2015 of $5.92 including all RSGs/PBGs, if any, granted by the compensation committee on May 13, 2015, and approved by the board on May 14, 2015 effective March 31, 2015.

EQUITY COMPENSATION PLANS

Just Energy has approved four equity compensation plans for the benefit of its directors and employees. It is no longer awarding options to directors or employees pursuant to the Option Plan described below. The RSG Plan, described below, was established in June 2004, has been amended several times and is used to issue restricted share grants to employees as a means of capitalizing bonuses otherwise payable in cash and to encourage employee share ownership and retention. The PBG Plan approved by shareholders in 2013 is similar in substance to the RSG Plan and is used for employees other than employees who are residents of the United States. The DSP Plan was approved in April, 2004 and is used to encourage the ownership of equity by Just Energy’s directors.

Option Plan

The officers, full-time employees and service providers of and to Just Energy are eligible to participate in the option plan. On February 6, 2009, the board of directors adopted the policy that no further options would be granted to directors. Moreover, the compensation committee has no present plans to award options to NEOs as part of its compensation arrangements. The purpose of the option plan is to provide eligible participants with financial rewards that will encourage ownership of common shares, enhance Just Energy’s ability to attract, retain and motivate key personnel and service providers and reward recipients for significant performance and cash flow growth of Just Energy. The option plan is administered by the compensation committee. The compensation committee has the power to, among other things: (i) determine those directors, officers, employees and service providers eligible to be granted options; (ii) determine the number of common shares covered by each option; (iii) determine the exercise price for each option; and (iv) determine the time or times when options will be granted and when they are exercisable and expire. The exercise price for any option granted may not be less than the closing market price of the common shares on the TSX on the business day immediately preceding the day upon which the option is granted. Except as otherwise provided in individual option agreements approved by the compensation committee, options granted under the option plan are non-transferable, non-assignable and expire five or ten years from their grant date. At March 31, 2014, options were available for grant under the option plan (less than 1% of the outstanding shares) and 500,000 are outstanding.

Under the option plan and applicable option and employment agreements for the Named Executive Officers, all options will automatically vest immediately: (i) prior to the occurrence of a “Change of Control” of Just Energy as defined under the heading “Employment Agreements – Named Executive Officers”; (ii) upon dismissal without cause or constructive dismissal; and (iii) in certain cases, at the end of the term of an employment agreement if a further employment agreement on no less favourable terms from a commercial standpoint is not made available or offered to certain employees of Just Energy or an affiliate thereof. The maximum number of options currently available for issue under the plan is 814,166. The option plan may not be amended without shareholder approval and the consent of the TSX.

If before the expiry of an option, a participant’s employment is terminated by reason of death, such option may be exercised by the legal representatives of the estate of the participant at any time on or prior to the earlier of (i) the expiry date of such option and (ii) the first anniversary of the date of death of the participant.

2010 Restricted Share Grant Plan

As described under “NEO Employment Agreements” and “Compensation Discussion and Analysis”, in lieu of granting options under the option plan, a specified minimum percentage of some employee short-term discretionary performance bonuses and/or long-term targeted incentive bonuses to which NEOs and certain other employees of, and consultants to, Just Energy are entitled (individually an “RSG Grantee”), are payable in fully paid RSGs which vest at various dates (a “Vesting Date”), ranging from immediately on the grant date (the “Grant Date”) to 10 years from the Grant Date, providing that on applicable Vesting Dates the RSG Grantee continues to be an employee with or consultant to Just Energy or an affiliate thereof. The RSG Plan is an umbrella plan which governs: (a) RSGs previously granted to a RSG Grantee under employment agreements referred to under the heading “NEO Employment Agreements”; (b) the grant of fully paid RSGs to employees of and consultants to Just Energy and its affiliates, including fully paid RSGs granted as a signing bonus; and (c) the fully paid long term retention RSGs granted to certain NEOs described under “Long Term Retention – Restricted Share Grants”. Fully paid RSG’s are, subject to vesting and the cash out option described below, exchangeable into fully paid common shares on a cumulative basis for up to 10 years from the Grant Date on the basis of one common share for each fully paid RSG. The number of fully paid RSGs to which an RSG Grantee is entitled is determined on the relevant Grant Date by dividing the specified percentage of the amount of the short-term discretionary bonus or long-term targeted incentive bonus to which such Grantee is entitled and/or elects to receive, and which is payable in fully paid RSGs, by the simple or weighted average of the closing market price of the common shares on the TSX for periods ranging between 10 and 30 days for RSGs granted prior to June 30, 2004, and, unless otherwise provided by the compensation committee and/or the board of directors, 10 days for all other RSGs, in each case, immediately prior to the Grant Date. In some cases, a fixed number of fully paid RSGs are granted to an employee in lieu of a cash bonus without reference to a simple average closing TSX price. Pending the exchange of fully paid RSGs for common shares, the RSG Grantee is entitled to receive quarterly cash distributions from Just Energy equal to the quarterly dividends such Grantee would otherwise be entitled to receive if the RSGs were common shares, less any applicable withholdings or other tax. All outstanding RSGs, whether or not vested, automatically vest in certain circumstances on the happening of certain events including: death, a change of control combined (other than long term retention RSGs), dismissal without cause or constructive dismissal and the inability, in certain circumstances, of Just Energy (or an affiliate thereof) and a NEO to settle upon a further employment arrangement at the end of term. RSGs do not carry the right to vote. The total number of common shares which may be made available to any RSG Grantee under the RSG Plan together with any common shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such RSG Grantee may not exceed 5% of the issued and outstanding common shares at the Grant Date. RSGs are not assignable.

The RSG Plan is administered by the compensation committee which has broad powers respecting the granting, vesting, term and allocation of RSGs and to interpret the RSG Plan. The aggregate number of RSGs which may be granted under the RSG Plan is currently limited to 5 million which, when issued and vested, are exchangeable, on a one for one basis, into an equal number of fully paid and non-assessable common shares. The number will increase by five million if the special item of business referenced on pages 17 and 18 of this circular is approved.

Without the approval of shareholders, the RSG Plan may not be amended in the following circumstances: (a) to increase the number of RSGs issuable under the Plan, (b) to expand the scope of an “Eligible Person” or (c) to extend the term of a RSG benefiting an insider of Just Energy. The Just Energy board of directors has authority to amend any other terms of the RSG Plan without shareholder approval including altering the vesting terms, amending the termination provisions, amending any definitions. A copy of the RSG Plan is filed on SEDAR at www.sedar.com, the U.S. Securities Exchange Commission at www.sec.gov and at Just Energy’s website www.justenergygroup.com. Subject to the terms of an employment agreement and to a resolution of the compensation committee, all rights to exchange a RSG for common shares expire upon a RSG Grantee ceasing to be an Eligible Person provided: (i) in the event of death, a RSG may be exercised by the legal representatives of the estate of the RSG Grantee prior to the earlier of: (A) the expiry of such RSG and (B) the first anniversary of the date of death of such RSG Grantee, (ii) in the event the employment of a RSG Grantee is terminated for reasons other than for cause or death, such RSG may be exchanged at any time prior to the earlier of: (A) the expiry date of such RSG and (B) the day that is three months following the date of termination of employment of the RSG Grantee.

Holders of RSGs who are U.S. residents are required to exchange all RSGs which vest during a calendar year prior to the end of the calendar year in which they vested.

Holders of RSGs below the “Director” employment level and those electing to exchange 500 or less RSGs on a particular quarterly exchange date may elect prior to an exchange date, in lieu of exchanging their RSGs for common shares, to require Just Energy pay them cash equal to the closing market price of shares on the exchange date less any tax withholding obligation.

The RSG Plan was introduced to replace the granting of options to senior executives of Just Energy and its affiliates and to provide a mechanism to ensure that all or a significant portion of the short-term discretionary performance bonuses and/or long-term targeted incentive bonuses payable to senior officers (including the NEOs), are payable in fully paid RSGs in lieu of cash, thereby encouraging the RSG Grantee to continue in the long-term employment of Just Energy, while aligning their interests to those of shareholders. The number of RSGs authorized to be issued will increase by five million if the special item of business referenced on pages 17 and 18 of this circular is approved. As at March 31, 2015, 28,000 RSGs were available for issue under the RSG Plan.

The Director’s Compensation Plan

The directors compensation plan (the “DSG Plan”) was approved in April, 2004. The purpose of the Just Energy DSG Plan is to provide effective incentives for the independent directors to promote the business and success of Just Energy by encouraging the ownership of DSGs and/or common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter (the “Grant Date”) and are based upon the weighted average trading price of the common shares for the 10 trading days on the TSX preceding the end of each quarter. DSGs may not be exchanged for common shares and common shares may not be issued and released to directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a director of Just Energy and (iii) a change of control, providing that no common shares may be issued in exchange for DSGs after the expiry of 15 years from the Grant Date. As indicated above, the directors are entitled to elect to receive common shares in lieu of or in combination with DSGs.

The price used to determine the number of DSGs and/or common shares granted to directors pursuant to the Just Energy DSG Plan is based on the weighted average trading price of common shares on the TSX for the 10 trading days preceding each quarter end of Just Energy.

The total number of DSGs and/or common shares issuable or issued pursuant to the Just Energy DSG Plan may not currently exceed 400,000. For the year ended March 31, 2015, the non-management directors of Just Energy were required to receive $15,000 of their $65,000 annual base retainer in fully paid deferred share grants (“DSGs”) and/or common shares (with one-quarter thereof issuable at the end of each quarter) and are entitled to elect to receive all or a portion of their remaining director’s fees in fully paid DSGs and/or common shares of Just Energy pursuant to the Just Energy DSG Plan. As at March 31, 2015, the non-management directors owned a total of 132,324 DSGs and 41,840 common shares related to non cash payment of director’s fees. The number of DSGs and/or common shares to which a director is entitled to receive is increased pursuant to a formula in the Just Energy DSG Plan reflecting the amount of the dividends which a director would have received if he held common shares in lieu of DSGs. The DSGs do not carry the right to vote.

Other than to change the fee structure the Just Energy DSG Plan may not be amended without shareholder approval and the consent of the TSX. The maximum number of DSGs and/or common shares as of March 31, 2015 available for issue under the Just Energy DSG Plan was 178,136.

Each director is currently required to hold a minimum number of common shares (including RSGs and DSGs) equal to at least three times the director’s base retainer of $65,000 (i.e., $195,000). Based on the TSX closing market price for common shares of $5.92 on March 31, 2015, all directors are compliant with the $195,000 threshold other than Messrs., Weld, Sladoje, Perlman and Gahn each of whom has five years from the date of his appointment or election to the board to be compliant. See “Ownership of Securities by Outside Directors”.

On May 14, 2015 the directors amended the fee structure for its independent directors so that effective July 1, 2015, the independent directors will be required to own DSGs and common shares of Just Energy at the commencement of each financial year of Just Energy having a value equal to two times the value of their annual $125,000 base retainer, providing that directors shall have five years from the date of their appointment or election to become complaint with the equity holding requirement.

2013 Performance Bonus Incentive Plan

The PBG Plan operates in parallel with the RSG Plan referred to above. For employees resident outside of the United States, the RSG Plan may be phased out and replaced by the PBG Plan. The RSG Plan, which continues to apply to U.S. resident employees is described above.

The PBG Plan: (a) limits the number of common shares which may be issued under the PBG Plan to 4,000,000 common shares, (b) continues to encourage the retention of key employees and better align the compensation of management and employees of Just Energy with the success of Just Energy and shareholder expectations over the long term, (c) provides Just Energy with greater financial flexibility based on its ability to satisfy the PBGs after a vesting date in its sole discretion with payment in common shares or cash or a combination thereof, (d) with a shorter PBG term, accelerates common share ownership by employees so that employees, whether governed by the RSG Plan or the PBG Plan, are treated equally, and (e) provides certain tax benefits to employees and to Just Energy not available under the RSG Plan. Just Energy may gradually phase out the use of the RSG Plan starting March 31, 2013 for employees resident outside of the United States and phase in of the PBG Plan by in effect replacing the use of RSGs under the current RSG Plan with the grant of PBGs to certain employees, payable (subject to vesting over 3 years and continued employment on each vesting date), at Just Energy’s election in Just Energy common shares, cash or a combination thereof.

The principal purposes of the PBG Plan are to: (i) retain and attract qualified employees that Just Energy and its affiliates require; (ii) promote a proprietary interest in Just Energy by such employees and to encourage such persons to remain in the employ or service of Just Energy and its affiliates and put forth maximum efforts for the success of the business of Just Energy and its affiliates; (iii) focus management of Just Energy and its affiliates on operating and financial performance and long-term total shareholder return and profitability; (iv) provide Just Energy with greater financial flexibility to elect to satisfy the payment of the PBGs in cash or common shares or a combination thereof; (v) provide employees and Just Energy with enhanced tax benefits; and (vi) ensure the holders of RSGs and PBGs are treated equally.

Incentive based compensation such as the PBG and RSG Plans are an integral component of compensation for employees. The attraction and retention of qualified employees is a key factor to Just Energy’s long term strategic growth plan. The PBG Plan is intended to maintain Just Energy’s competitiveness within the North American energy marketing industry to facilitate the achievement of its long term goals. In addition, the grant of PBGs related to incentive based compensation rewards employees for meeting certain pre defined operational and financial goals which are in most cases included in their employee employment agreements and which goals have been identified for the purpose of increasing long term total shareholder value and return. The board of directors of Just Energy delegated to the compensation committee authority to administer the PBG Plan.

Under the terms of the PBG Plan, any eligible employee may be granted a number of PBGs, the number of which is determined by the compensation committee based on certain pre-defined operational, financial and growth factors contained in the employment agreements for most employees as approved by the compensation committee and board, for the purpose of increasing long term shareholder value and return. The number of PBGs to be granted to an employee will equal the result obtained by dividing an employee’s annual performance bonus by the simple average of the TSX closing price for Just Energy common shares for the five consecutive trading days preceding a Grant Date – usually Just Energy’s year end i.e., March 31. PBGs may also be awarded to an employee on a fully paid basis. For those employees without employment agreements, in awarding PBGs, the committee may take into account such factors as it shall determine in its sole discretion are appropriate to encourage long term value creation including any one or more of the following factors: (i) compensation data for comparable benchmark positions; (ii) the duties, responsibilities and position of the grantee; (iii) corporate performance measures for the applicable period established by the committee; (iv) the individual contributions of the grantee to the success of Just Energy; and (v) such other factors as the committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the PGB Plan.

Subject to the terms and conditions of the PBG Plan, PBGs entitle the holder to be paid in three equal installments – as to one third thereof on each of the first, second and third anniversaries of the date of grant of such PBGs (each a “Vesting Date”). On the applicable Vesting Date, Just Energy, at its sole discretion, has the option of settling payment for the PBGs, to which the holder is entitled in the form of either cash or in common shares which may either be acquired by Just Energy on the TSX on which the common shares are listed or be issued from the treasury of Just Energy, or some combination thereof. The PBG Plan does not contain any provisions for financial assistance to the Grantee by Just Energy in respect of PBGs granted thereunder. To the extent the committee determines to pay all or a portion of the PBGs subsequent to a Vesting Date in Just Energy common shares, one common share will be issued for each PBG. To the extent the committee determines to pay all or a portion of the PGBs subsequent to a Vesting Date in cash, the amount is determined equal to the product of: (i) the number of vested PBGs and (ii) the simple average closing trading price of the common shares on the TSX for the five consecutive trading days immediately preceding such Vesting Date less any withholding taxes. The PBG Plan provides that the maximum number of common shares reserved for issuance from treasury pursuant to the exchange of outstanding PBGs issuable under the PBG Plan shall be 4 million, which is approximately 2% of the common shares outstanding. The aggregate number of PBGs which may be granted to any single employee shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition, the number of common shares: (a) issuable to insiders at any time, and (b) issued to insiders within any one year period, under all security based compensation arrangements of Just Energy, shall not exceed 9% of the issued and outstanding common shares. The expiry date of all PBGs granted pursuant to the PBG Plan may not extend beyond December 31 of the third year following the year in which the PBGs were granted. In the event of a change of control of Just Energy, the Vesting Date(s) applicable to all outstanding PBGs will be accelerated such that the balance of the payments to be made attaching to such PBGs will be paid immediately prior to the date upon which the change of control is completed.

Holders of PBGs (as for RSGs and DSGs), whether vested or unvested, are entitled to receive an incremental quarterly cash bonus or distribution per PBG on a dividend payment date equal to the same amount received by holders of common shares as a dividend on the Just Energy dividend payment date. The additional bonus is calculated based upon the product of: (i) the number of PBGs outstanding (whether or not vested) on the dividend record date of such quarter, and (ii) the amount of the dividend payable on common shares on the dividend payment date of such quarter.

The committee may not, without the approval of shareholders of Just Energy, make any amendments to: (a) increase the percentage of common shares reserved for issuance pursuant to PBGs in excess of the 4 million limit; (b) extend the Vesting Date of any PBG issued under the PBG Plan beyond the latest Vesting Date specified in the Grant Agreement (other than as permitted by the terms and conditions of the PBG Plan) or extend the term beyond the original Expiry Date; and (c) change the amendment provisions of the PBG Plan.

Except as restricted by the foregoing, the committee may amend or discontinue the PBG Plan or PBGs granted thereunder at any time without shareholder approval provided that any amendment to the PBG Plan that requires approval of may not be made without approval of the TSX. In addition, no amendment to the PBG Plan or PBGs or Grant Agreement granted or issued pursuant to the PBG Plan may be made without the consent of the Grantee, if it is adversely alters or impairs any PBGs previously granted to such Grantee under the PBG Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides additional information about Just Energy’s equity compensation plans at March 31, 2015:

Plan Category(1)	# of Common Shares Issuable upon the Exercise or Exchange of Outstanding (a)	Weighted – Average Exercise Price of Outstanding: (b)	# of Securities Available for Future Issuance under Plan (Excluding Common Shares in Column (a)) (c)
Option Plan	Options	Options	Shares
	500,000	$7.88	814,166
RSG Plan	RSGs	RSGs	RSGs
	2,156,034	NIL	18,024
DSG Plan	DSGs	DSGs	DSGs
	132,324	NIL	178,136
PBG Plan	PBGs	PBGs	PBGs
	301,114	NIL	3,106,896

Note:

(1)	Each of the Option Plan, the RSG Plan, the DSG Plan and the PBG Plan were approved by shareholders and each Plan is described in detail elsewhere in this proxy circular.

Just Energy Performance Graph

The following graph illustrates Just Energy’s cumulative shareholder return, as measured by the closing price of the common shares of Just Energy (Units of the Fund – prior to January 1, 2011) at the end of the financial years March 31, 2009 to March 31, 2015 and the closing price of the common shares at March 31, 2015 assuming an initial investment of $100 and reinvestment of distributions and dividends, compared to the TSX Composite Total Return Index and the TSX Capped Utilities Total Return Index:

Note:

(1)	The total return is calculated by assuming dividends (formerly distributions) are reinvested on the date the dividends were paid.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year of Just Energy, none of the current or former directors, executive officers or employees of Just Energy or any of its subsidiaries, or any of the proposed Directors of Just Energy, nor any of their associates or affiliates, is now or has been indebted to Just Energy, other than for routine indebtedness, nor is or has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Just Energy.

CORPORATE GOVERNANCE

The Canadian Securities Administrators issued National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”) and National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) which apply to reporting issuers after June 30, 2005. Schedule A which is attached to this proxy circular details the corporate governance practices of Just Energy with reference to NP 58-201 and Form 58-101F1. Schedule B indicates other directorships of reporting issuers and/or their subsidiaries held by those persons nominated as directors of Just Energy and the committees of such entities on which they serve and Schedule C sets forth the Mandate for the board of directors of Just Energy. Just Energy is in substantial compliance with NP 58-201.

Just Energy Corporate Governance Structure

The following diagram outlines Just Energy’s corporate governance structure

Shareholders and other Stakeholders
BOARD OF DIRECTORS
Executive Chair
Lead Director (Independent)
Executive Committee - Charter
Board Mandate
Individual Director Mandate
Risk Committee
Audit Committee
Nominating & Governance Committee
Compensation, Human Resources and EH&S Committee
Hugessen Consulting
Delegation
Accountability
Internal Audit Committee
Co-Presidents and Co-Chief Executive Officers
Ernst & Young LLP Independent Auditors
Chief Financial Officer

Policies

•	Environment, Health and Safety Policy

•	Say on Pay Policy

•	Board Retirement Policy

•	Black-out Policy

•	Board Overloading Policy

•	Clawback Policy

•	Director/Officer Ownership Policy

•	Board Orientation Policy

•	Continuing Education Policy

•	Board Diversity Policy

•	Risk Management Policy & Risk Management
and Procedures

•	Dividend Policy

Governance Standards

•	Code of Business & Ethics Policy

•	Confidentiality, Communication and Trading Policy

•	Directors Compensation Policy

•	Whistleblower Policy (procedures for complaints to audit committee)

•	Peer evaluation and directors questionnaire Policy

•	Mandates and Chair Position description for:

•	Audit Committee

•	Risk Committee

•	Compensation Committee

•	Nominating & Governance Committee

•	Internal Audit

•	Disclosure Committee

•	Executive Committee

•	Position Description for the:

•	Lead Director

•	Executive Chair

•	Co-CEOs and CFO

•	Chair of each of the Board Committees

•	Privacy Policy

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of Just Energy, any security holder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Just Energy or in any proposed transaction which has materially affected or would materially affect Just Energy or any of its subsidiaries.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

Other than as set forth below, no nominee for director of Just Energy is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No nominee for director of the Corporation has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has any proposed director been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The directors and executive officers of Just Energy and their respective associates, as a group, beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 6,580,602 common shares of Just Energy representing approximately 4.5% of the outstanding common shares of Just Energy.

As provided on page 19 of the circular, insiders of Just Energy and their respective associates beneficially owning directly or indirectly common shares of Just Energy to whom RSGs have or may be issued are not entitled to vote their shares for approval of the ordinary resolution increasing the number of RSGs that may be issued under the RSG Plan.

None of the principal holders of common shares of Just Energy or any director or officer of Just Energy or their respective subsidiaries, or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction in the last three years or any proposed transaction that materially affected, or is reasonably expected to materially affect, Just Energy or any of their respective affiliates, except as disclosed in this proxy circular or in the documents incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information relating to Just Energy is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov respectively. Financial information in respect of Just Energy and its affairs is provided in Just Energy’s annual audited comparative financial statements for the year ended March 31, 2015 and the related management’s discussion and analysis. Copies of Just Energy’s financial statements and related management discussion and analysis are available upon request from the Corporate Secretary, Just Energy Group Inc., 100 King Street West, Suite 2630, P.O. Box 355, Toronto, Ontario, M5X 1E1.

Schedule A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF
JUST ENERGY(1)

The board of directors continually evaluates the corporate governance policies and procedures of Just Energy. The board annually conducts a self assessment of its performance, an assessment of its members, and each committee assesses its members. Since the date of the last proxy circular, the board has reviewed its committee memberships to ensure the audit, the compensation, human resources, environmental, health and safety and the nominating and corporate governance committees are constituted with all independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the New York Stock Exchange (“NYSE”) listing standards. To accommodate two net additions to the board effective the June 25, 2015 Annual and Special meeting, in compliance with Just Energy’s by-laws and Articles and statutory regulations and policies, increased the number of directors to eleven at its May 14, 2015 board meeting for election at the June 25, 2015 Annual and Special Meeting and, the nominating and governance committee nominated five new directors to stand for election including Deborah Merril and James Lewis (Co-Presidents and Co-Chief Executive Officers), and each of Messrs. Wagstaff, Hollands and Barrington-Foote all of whom are nominees for election at the Annual and Special Meeting. Prior to the meeting, each of Messrs. Brussa, Hollands, Barrington-Foote, Gahn, Perlman, Weld, Sladoje and Wagstaff will meet the independence test of section 1.2(1) of National Instrument 52-110 and the NYSE listing standards. Each of Deborah Merril and James Lewis, as members of executive management will, with the Executive Chair, not be independent. These appointments will reduce the independence of the board from 89% to 73%.

Regulatory changes relating to corporate governance are continually monitored by the board and the board will take appropriate action as regulatory changes occur. In furtherance of this principle, the board has adopted three policies on: (i) board retirement, (ii) board diversity and renewal and (iii) director orientation and continuing education. In the following table we describe Just Energy’s corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101 and the NYSE listing standards as they existed at the date of this circular. At its first meeting after the Annual and Special Meeting, the board will re constitute its committees and will ensure, as at present, that all members of the audit, compensation and governance and nominating committees are independent pursuant to the requirements referenced above. The following information, unless otherwise indicated, relates to the board and committees as presently constituted.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS
1.	BOARD OF DIRECTORS
(a)	Disclose the identity of the directors who are independent.	The eight current board members who are independent pursuant to NI 58-101 are identified in the table in Schedule B on pages B1 and B2 of this circular.
(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.
One board member is not currently independent pursuant to NI 58-101 as a senior officer of Just Energy identified in the table in Schedule B of this circular which also discloses the independence status for each of the board nominees not currently directors.

(c)	Disclose whether or not a majority of the directors are independent.	Eight of the eleven nominees proposed by management for election to the board and to be voted upon on an individual basis are independent under NI 58-101 and the NYSE listing standards.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All directorships, if any, with other public entities for each of the eleven directors proposed for election to the board and to be voted upon on an individual basis and their committee representations are set out in the table in Schedule B of this circular.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of the board and board committees meet without management in attendance at every regularly scheduled meeting, including telephone conference call meetings. Board committees meet with external consultants and professional advisors, without management in attendance. The audit committee also meets in camera with internal audit and separately with representatives of its external auditor. The number of meetings without management in attendance held during fiscal 2014 were, as regards: (i) the audit committee – 5; (ii) the compensation, human resources, environmental health and safety, committee – 5; (iii) the nominating and corporate governance committee – 3; (iv) the risk committee – 6; and (v) the board of directors – 17. All independent directors have an opportunity, through membership on one or more of the board committees (audit; compensation, human resources, environmental, health and safety; nominating and corporate governance; and risk), to participate in discussions without management and without the non-independent management director in attendance.

(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.
Rebecca MacDonald, the board executive chair is not independent under NI 58-101. Her responsibilities are set out in the board chair position description which is available on Just Energy’s website at www.justenergygroup.com. Mr. Segal, the lead director and vice chair of the board is independent under NI 58-101. His responsibilities are set out in the lead director position description which is available on Just Energy’s website at www.justenergygroup.com. The lead director’s responsibilities include the obligation to ensure that the board discharges its responsibilities effectively and independently, in consultation with the four board committees. The lead director is a member of the audit committee, the risk committee, the governance and nominating committee and the compensation, human resources, environmental, health and safety committee.

(g)	Disclosure of the attendance record of each director for all board and Committee meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance of each director for all board and board committee meetings held since the beginning of the most recently completed financial year is reported in this proxy circular on page 14. The average attendance rate in 2015 for all board meetings held during the year is over 90%.

2.	BOARD MANDATE
(a)	Disclose the text of the board’s written mandate.	The board’s charter is included in Schedule C to this circular. A mandate for the individual directors is available at Just Energy’s website at www.justenergy.com.

The board has approved a strategic planning process and annually reviews and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business, the competitive environment, pricing risks, hedging and other strategic issues. All of the above referenced risks and strategic issues are reviewed at each audit committee or risk committee and at each board meeting.

Based on the recommendation of the risk committee, the board of Just Energy has adopted a risk management policy and risk management procedures. The corporate risk officer reports to the risk committee at each meeting with respect to compliance by Just Energy with the above policies which are available on Just Energy’s website at www.justenergygroup.com.

The audit and risk committees identify and report regularly to the board on the Just Energy’s major financial and operating risks and review policies and practices, including the risk management policy, the risk management procedures and hedging to manage the risks.

3.	POSITION DESCRIPTIONS
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The position descriptions for the board chair, the lead director and vice chair of the board and each individual committee chair are available on Just Energy’s website at www.justenergygroup.com

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Co-CEO’s position description, which has been approved by Just Energy’s board, is available on Just Energy’s website at www.justenergygroup.com
(c)	Disclose whether or not the audit committee and CEO have developed a written position description for the CFO.	The CFO’s Position Description is available on Just Energy’s website at www.justenergygroup.com.
4.	ORIENTATION AND CONTINUING EDUCATION
(a)	Briefly describe what measures the board takes to orient new members regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.
Just Energy has established a formal orientation policy and program for new directors. Each new director is provided an opportunity to meet with the executive chair, co-chief executive officers and the lead director and vice chair of the board and is provided with information about Just Energy including: Just Energy’s current disclosure documents, information on the role of the board and each of its committees; corporate and industry information; copies of all policies of Just Energy (i.e., Code of Conduct, Confidentiality, Trading), and, the contribution individual directors are expected to make.

Specific information is provided on operations, the strategic plan, risk and risk management, governance, integrity and corporate values. New directors are encouraged to participate in an orientation program at Just Energy’s corporate head office.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.
Presentations are made to the board from time to time to educate and keep them informed of changes within Just Energy and in regulatory and industry requirements and standards. Specific information is provided on risks, commodity pricing, supply and demand and the current business and commercial environment. The nominating and corporate governance committee has the specific responsibility to review information on available educational opportunities and ensures directors are aware of those opportunities. Just Energy will pay for director education. Outside counsel have also reviewed with the directors their fiduciary, statutory and regulatory duties and responsibilities both as members of the board and board committees. Management conducts a specific session for directors on risk management. Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a director. Each director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.

5.	ETHICAL BUSINESS CONDUCT
(a)	Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	The board has adopted a code of business conduct and ethics policy for its directors, officers and employees. The board has also adopted a whistleblower policy.
(i) disclose how an interested party may obtain a copy of the written code;
The code of business conduct and ethics policy and the whistleblower policy are available on Just Energy’s website at www.justenergy.com have been filed on SEDAR and are available on request to the Corporate Secretary of Just Energy.

(ii) describe how the board monitors compliance with its code; and
The board, through the office of Just Energy’s legal department and the risk management group monitors compliance with the code of business conduct and ethics policy. All directors and employees are required to review the policy annually and confirm compliance. The chair of the audit committee monitors compliance with Just Energy’s whistleblower policy.

(iii) provide a cross reference to any material change reports(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has not granted any waiver of the code of business conduct and ethics policy in favour of a director or executive officer during the past 12 months and for all of calendar 2015 to date. Accordingly, no material change report has been required or filed.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The executive chair of the board with the lead director and vice chair of the board and the co-chief executive officers and committee chairs set the agenda for all meetings of the board and each committee thereof. They identify all transactions in respect of which a director or executive officer may have a material interest and consult with outside counsel to ensure that the approval of any such transaction is in compliance with applicable stock exchange, corporate and securities rules and policies. Independent valuations and reports are obtained and any director who may have a material interest in any such transaction is required to disclose his interest and to refrain from voting on the matter.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
An annual certification is undertaken by all employees, directors and officers as to their knowledge of and compliance with codes and other corporate policies. Supplemental information regarding stock exchange rules, corporate structure and responsibility are provided to members of management who are subject to Just Energy’s black-out policy through to and inclusive of the directors.

6.	NOMINATION OF DIRECTORS
(a)	Describe the process by which the board identifies new candidates for board nomination.
The board has appointed a nominating and corporate governance committee with responsibility for the identification of new candidates for recommendation to the board. The nominating and corporate governance committee annually reviews performance evaluations completed by all directors. The matrix sets out the various skills and areas of expertise determined to be essential to ensure appropriate strategic direction and is used to assist in recruiting persons to join the board.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The nominating and corporate governance committee is comprised of five directors, all of whom have been affirmatively determined by the board to be independent pursuant to NI 58-101, N1 52-110 and the NYSE listing standards. The current members of the nominating and corporate governance committee are identified in this proxy circular in the table under “Director Attendance Record” on page 14.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The nominating and corporate governance committee mandate is available on Just Energy’s website at www.justenergy.com and a report on the activities of the committee is described in section 9 of this Schedule on page A-6 of this circular.

7.	COMPENSATION
(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.
The board has appointed a compensation, human resources, environmental health and safety, committee with responsibility for recommending compensation for the Just Energy’s directors and officers to the board and to monitor compliance by Just Energy and its affiliates with environmental, health and safety laws, rules and regulations pursuant to the EHS policy guidelines approved by the committee and the board. The executive chair and the Presidents and Co-CEO’s and CFO’s compensation are approved by the independent directors of the board based on the recommendation of the compensation, human resources, environmental health and safety committee. The board retained the services of an outside independent compensation firm in 2015 to comment and advise on Just Energy’s approach to compensation and the compensation paid to the named executive officers.

The nominating and corporate governance committee reviews periodically the adequacy and structure of director compensation and makes recommendations to the board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.

To align the interests of directors to those of shareholders, the directors and shareholders approved the directors’ compensation plan in June of 2013 which requires the directors to receive $15,000 of their annual retainer in deferred share grants and/or common shares of Just Energy and enables the directors to elect to receive all or a portion of their remaining compensation in the form of deferred share grants and/or common shares of Just Energy. For information about the compensation paid to directors for the year ending March 31, 2015 see “Directors Compensation Table” on page 25 and the Director’s Compensation Plan on page 55 of this proxy circular. The directors’ compensation plan was amended on May 14, 2015 to be effective July 1, 2015. See note (7) to the Director Compensation Table on page 25.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The compensation, human resources, environmental health and safety committees, is comprised of four directors all of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101 and the NYSE listing standards. The board has determined that the payment of legal fees to firms which serve as general outside counsel to Just Energy or outside counsel on matters relating to material transactions and where one of its directors is a partner has not and should not affect or compromise the ability of the director to act independently and where matters requiring a vote of the full board relate to issues on which Just Energy has received advice from the related law firm, the director partner declares his interest and refrains from voting on the matter. Regardless, each of Messrs. Giffin and Brussa each of whom has experience and expertise in executive compensation do not serve as independent members of the committee.

(c)	Disclose the identity of the consultant or advisor retained to assist in determining the compensation for any of the directors or officers
In arriving at the compensation levels paid by Just Energy to its executive officers, a number of factors are taken into account including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual measured against a matrix of performance factors, the overall performance of Just Energy measured against the achievement of several corporate targeted criteria (including the attainment of Just Energy of several financial targets including: base EBITDA, funds from operations, embedded gross margins and total shareholder return), and a subjective evaluation considering peer-company market data provided by independent compensation consultants retained by Just Energy in 2012, 2013, 2014 and 2015 to advise on various aspects of executive compensation as described in the circular. It is believed that the information available and the factors considered in determining executive compensation is sufficient in helping to determine the appropriate level of executive compensation.

(d)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The compensation, human resources, environmental health and safety committee mandate is attached as Schedule D to this proxy circular and a discussion and analysis of the compensation paid to the named executive officers for which the committee has significant responsibility begins on page 28 of this circular.

8.	OTHER BOARD COMMITTEES

(a)	If the board has standing committees other than the Audit, Compensation and Nominating Committees, identify the committees and describe their function.
The board has established an executive committee and a risk committee whose functions are discussed below. There are no other additional standing board committees. The compensation, human resources, environmental, health and safety committee has, in addition to compensation responsibilities, obligations to deal with human resource and personnel matters and as discussed above matters relating to environmental, health and safety. The nominating and corporate governance committee has, in addition to nominating responsibilities, the obligation to establish and review Just Energy’s corporate governance structure including compliance with NI 58-101, NI 52-110 and the NYSE listing standards. The mandate and chair position description for the risk committee is available on Just Energy’s website at www.justenergygroup.com. Generally speaking the functions of the risk committee, which consists of four outside directors (three of whom are independent), is to be satisfied that management of Just Energy and each affiliate has implemented effective systems to identify significant risks of the business and changes to these risks and to review regularly the adequacy of and compliance with the risk management policy and risk procedures to assist the board in fulfilling its oversight responsibilities and to review reports from the internal auditor on these matters.

9.	ASSESSMENTS
(a)
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The nominating and corporate governance committee conducts a full evaluation of the effectiveness and performance of the board, all board committees and members thereof and individual directors annually. The evaluation also includes self-evaluations pursuant to which each director evaluates his performance. The evaluation consists of a director’s questionnaire the results of which are tabulated and analyzed through the lead director and the chair of the nominating and corporate governance committee. Results of the questionnaire are presented to the nominating and corporate governance committee and the board and the results are reviewed, as necessary and appropriate, by the lead director with each of the individual directors.

The most recent annual director questionnaire and director evaluation showed that the Board, the Board Committees, Board Executive Chair, the Lead Director and Committee Chairs and individual directors were effectively fulfilling their responsibilities.

10.	DIRECTOR TERM LIMITS

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal.
The board has approved a Policy on Board Diversity and Renewal which includes term limits and a retirement policy for directors. See page 5 of the Circular.
11.	POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD
	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors.	The board has adopted a Policy on Women on Boards as part of its Policy on Board Diversity and Renewal. See page 6 of the circular “Women on Boards”.
12.	CONSIDERATION OF REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the board of nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re- election to the board.

Having established a target or guideline for women on boards, the nominating and corporate governance committee plans to identify a process to enable the Company to meet its target within a reasonable period of time.

13.	CONSIDERATION GIVEN TO REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS
	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments.	The Company encourages the identification of women to hold executive officer positions. 40% of the Company’s current NEOs are women.
14.	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS
	Disclose whether the issuer has adopted a target regarding women on the issuer’s board.	See 11 above.
15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS
	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	At present, 11% of the directors on Just Energy’s board are women. After the June 25, 2015 annual and special meeting, 18% of the directors will be women.
16.	OTHER
The board has developed a “policy on engagement with shareholders on governance” which requires Just Energy to conduct on an annual basis a “Say on Pay” vote by its shareholders. See page 19 of the proxy circular.

The board has developed a policy on “Board Overboarding”. See note (4) page B2, Schedule B.

Just Energy’s corporate governance guidelines state that the board is responsible for the stewardship of Just Energy and overseeing the business and affairs of Just Energy. Any responsibility that is not delegated to senior management or a board committee remains with the full board. In addition, the board, in conjunction with senior management, determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

Note:

(1)
All of the Corporation’s corporate governance policies, committee mandates, including: its Code of Business Conduct and Ethics Policy, its Policy on Insider Trading, Disclosure and Confidentiality, its Whistleblower Policy, the terms of reference and chair positions for each of its Audit Committee, its Compensation, Human Resources, Environmental Health and Safety Committee, its Nominating and Corporate Governance Committee, the Risk Committee and the Executive Committee, the board of director mandate and the position description for individual directors and position descriptions for its Executive Chair, the Lead Director, Co-Chief Executive Officers and Chief Financial Officer are published on the Corporation’s website at www.justenergygroup.com.

OTHER CORPORATE MATTERS

The New York Stock Exchange Corporate Governance Listing Standards

Just Energy, a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE corporate listing standards but must comply with the following NYSE rules (i) the rule (section 303A.06) requiring the audit committee to meet the requirements of Securities Exchange Commission (“SEC”)

Rule 10A-3 of the Securities Exchange Act 1934, as amended; (ii) the requirement (section 303A.11) for Just Energy to disclose its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement (section 303A.12(b)) for Just Energy’s CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE corporate governance listing standards, and, (iv) the requirement (section 303A.12(c) for Just Energy to submit an executed Annual Written Affirmation affirming Just Energy’s compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required form time to time, an interim written affirmation to the NYSE in the event of certain changes to the audit committee membership or member’s independence and that Just Energy has provided its statement of significant corporate governance difference as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between Just Energy’s current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on Just Energy’s website at www.justenergygroup.com.

Schedule B
OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS

The following table indicates whether a director or a nominee director is independent or not pursuant to National Instrument 58-101, National Instrument 52-110 and the NYSE listing standards and lists other public company directorships and committee appointments.

Director	Other Public Company Directorships	Committee Appointments
LIST OF NON-INDEPENDENT DIRECTORS
Rebecca MacDonald (current and nominee director)	Canadian Pacific Railway Limited	Corporate Governance & Nominating Committee Management Resources & Compensation Committee
Deborah Merril (nominee director)	None	None
James Lewis (nominee director)	None	None

LIST OF INDEPENDENT DIRECTORS
John A. Brussa(1)	Argent Energy Trust	Governance, Nomination and Compensation (Chair)
(current director and	Baytex Energy Corp.	Reserves, (Chair) – Nominating and Corporate Governance
standing for re-election)	Cardinal Energy Ltd.	Governance and Compensation (Chair), Reserves
	Crew Energy Inc.	Chairman of the Board, Corporate Governance, Compensation, Reserves
	Enseco Energy Services Corp.	Audit
	Leucrotta Exploration Inc.	Compensation, Corporate Governance
	Long Run Exploration Ltd.	Reserves, Human Resources (Chair)
	RMP Energy Inc.	Compensation (Chair)
	Storm Resources Ltd.	Compensation, Nomination, Governance
	TORC Oil & Gas Ltd	Compensation
	Twin Butte Energy Ltd.	Compensation, Nominating and Corporate Governance (Chair)
	Virgin Hills Oil Corp.	None
	Yoho Resources Inc.	Compensation
Scott Gahn(2) (current director and standing for re-election)	None	None
Gordon D. Giffin(1)	Canadian Imperial Bank of Commerce	Management Resources and Compensation
(current director and not	Canadian National Railway Company	Human Resources, Audit and Investment
standing for re-election)		Finance
Human Resources
	Canadian Natural Resources Limited	Audit
Governance and Nominating
	TransAlta Corporation	Governance and Nominating
	Element Financial Corp.	Nominating and Governance

Director	Other Public Company Directorships	Committee Appointments
LIST OF INDEPENDENT DIRECTORS
Michael Kirby (current director and not standing for re-election)	Indigo Books & Music Inc.	Lead Director Audit (Chair) Corporate Governance (Chair) Compensation
	MDC Partners Inc.	Corporate Governance Audit Committee (Chair) Compensation
Brett Perlman(3) (current director and standing for re-election)	None	None
Hugh D. Segal (current director and not standing for re-election)	Sun Life Financial Inc.	Governance, Nominating and Investment Oversight
George Sladoje (current director and standing for re-election)	None	None
William F. Weld (current director and standing for re-election)	Straight Path Communications Inc.	Nominating and Governance (Chair) Audit Compensation
H. Clark Hollands (nominee director)	None	None
Ryan Barrington-Foote (nominee director)	None	None
David F. Wagstaff (nominee director)	None	None

Notes:

(1)
Mr. John A. Brussa, a director of Just Energy, is a partner of the law firm of Burnet, Duckworth & Palmer LLP, which firm serves as general outside counsel to Just Energy on selective matters and receives fees for legal services rendered to Just Energy and its operating entities.

Gordon Giffin, a director of Just Energy, is a partner of the law firm of McKenna, Long & Aldridge, which firm acts as outside counsel to Just Energy on several corporate and litigation matters which firm receives fees for legal services rendered to Just Energy and its operating subsidiaries in the United States.

(2)	Appointed to the Just Energy board on December 17, 2013.

(3)	Elected to the Just Energy board on June 26, 2013

(4)
The Directors of Just Energy recognize that the participation of a person as a director on a board of a publicly listed entity and as a member of one or more committees requires a significant time commitment to enable a director to carry out the fiduciary, statutory and other obligations imposed upon directors under applicable law, regulation and policy. As a matter of good corporate governance practice the directors of Just Energy accept the principle that as a practical business matter to ensure directors have sufficient time to make meaningful decisions involving independent judgment, it is prudent to provide guidance regarding the total number of public boards of directors on which directors of Just Energy should serve also recognizing that a guideline should not constrain or restrict the ability to attract persons as directors who, in exceptional circumstances, based on their experience and expertise, are in a position to uniquely contribute to the deliberations of the board of Just Energy. Accordingly the directors of Just Energy concluded that the application of any constraint or restriction should be left to the judgment of the full board on the basis the board should always be in a position to grant exemptions from a guideline based on the expertise, experience and other factors deemed appropriate.

On August 12, 2010 the board of Just Energy approved the following guidelines:

1.	As a guideline, persons who are directors of Just Energy, should not, as a principle of good corporate governance, serve on the boards of more than six publicly listed entities.

2.
The board of Just Energy, based on the recommendation of the nominating and corporate governance committee, after consideration of all of the circumstances, may determine, annually, prior to the election of directors, to waive the guideline for any current or prospective director of Just Energy who may not meet the guideline but who, in exceptional circumstances, i.e., unique experience and expertise, should not be constrained or restricted from serving on the Just Energy board.

As indicated on page 10 of the proxy circular, based on his experience and contribution to the deliberations of the board, the nominating and governance committee has waived the application of the guideline for John Brussa.

Schedule C
JUST ENERGY GROUP INC. – BOARD MANDATE
The Board of Directors of Just Energy
Board Mandate
– Supervising the Management of the Business and Affairs of Just Energy –

Our Main Responsibilities

We provide the supervision necessary for:

1.	Disclosure of Reliable and Timely Information to Shareholders – the Shareholders depend on us to get them accurate and relevant information.

2.
Approval of Strategy and Major Policy Decisions of Just Energy – we must understand and approve where Just Energy is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

3.
Evaluation, Compensation and Succession for Key Management Roles – we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage Just Energy’s long-term success.

4.
Oversight of the Management of Risks and the Implementation of Internal Controls – we must be satisfied that the assets of Just Energy are protected and that there are sufficient internal checks and balances.

5.
Effective Board Governance – to excel in our duties we need to be functioning properly as a Board – strong members with the right skills and the right information and generally to be responsible for the development of Just Energy approach to corporate governance.

Independence is Key

The Board of Directors understands that we must be independent of the management of Just Energy. To enhance our independence we have implemented the following:

–	A majority of the members of the Board are independent

–	All Committees are composed solely of non-management directors

–	The Board and its Committees can meet independently of management at any time

–	The Board and its Committees can hire their own independent advisors

–	An independent lead Director with a clear mandate provides leadership for the independent directors

–	A policy requires all Directors to hold deferred share grants or shares as part of the Board retainer

–	The provision of high-quality information for Directors – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more – it requires preparation for meetings, understanding the issues, strength, commitment, integrity and an inquiring mind.

Our Composition

Our number shall be as provided for in accordance with Just Energy’s By-laws from time to time and shall comply with the rules of board composition established by the Nominating and Corporate Governance committee of Just Energy. Each director shall possess the qualities set out in the Position Description for Directors and the Position Descriptions for Directors in their role as Chair of each Board Committee.

We will create Committees from time to time and will delegate certain functions to them. Each of these Committees has a written Mandate. These Mandates are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environment in which Just Energy operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate procedures to ensure that the Board, Committees and individual Directors can function independently of management to the extent considered necessary or desirable by Directors. The Board can retain independent professionals. Each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an Independent professional. Any Director can retain an independent professional with the prior approval of the Nominating and Corporate Governance Committee. Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is the Board’s policy to include such a session on the agenda of each regularly scheduled Board meeting.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each Director can request such a meeting or reserved agenda item by contacting a Committee Chair.

Meetings

The Board meets a minimum of four times per year. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are sent by courier to all Directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the Directors as far in advance as practicable. A complete Board package, which includes all material for the meeting, is provided to each Director prior to the commencement of each meeting.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

Strategic Planning

The Board is responsible for the strategy and fundamental goals of Just Energy for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; convening annually a strategic planning meeting involving the Board and executive management, approving strategic plans, which take into account, among other things, the major opportunities and risks of Just Energy; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating budgets, and specific requests for major acquisitions.

Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets and commodity hedging policies of Just Energy and assure its viable future. The Board is also responsible for identifying the principal risks of all aspects of Just Energy’ business and ensuring the implementation of appropriate systems to manage these risks.

Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of Just Energy’ internal controls and procedures, management information systems and audit procedures, and overseeing the appropriate operation of Energy Savings including compliance with all applicable legal and regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board is responsible for ensuring that financial reporting and financial control systems are adequate and operating, and approving the quality and sufficiency of information provided to the Directors.

Communications Policy

The Board is responsible for establishing a communications policy for Just Energy and overseeing the maintenance of effective unitholder and stakeholder relations through Just Energy’s communications policy and programs so that accurate and timely material information is disseminated to and feedback is accommodated from shareholders.

Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the effectiveness and contribution of the Board, Committees and all Directors annually. The Board is also responsible to ensure that the Directors have the necessary financial, energy, marketing, regulatory, human resource and compensation expertise.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of Just Energy by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Just Energy officers. The Board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the Board. The Board is responsible for approving the compensation of the senior management team and the compensation policies of Just Energy, including reviewing the adequacy and form of compensation of directors. The board is responsible for developing a position description for the Board members, the Executive Chair, the Co-Chief Executive Officers, the Chief Financial Officer, the Lead Director, the Vice Chair, the Corporate Secretary and the Chair of each Board Committee which, together with other Board approved policies and practices, should provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of Just Energy to be met by the Co-Chief Executive Officers.

General

The Board is responsible for monitoring the effectiveness of Just Energy’s’ corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Just Energy policies and performing other tasks required by law. The Board is also responsible for ensuring compliance with and monitoring all policies approved by the Board including (i) the Code of Business Conduct and Ethics Policy and (ii) the Policy on Insider Trading, Communications and Confidentiality.

(Adopted by the Board on November 17, 2010)

Schedule D
JUST ENERGY GROUP INC.
(the “Company”)
COMPENSATION, HUMAN RESOURCES, HEALTH, SAFETY AND
ENVIRONMENTAL COMMITTEE
TERMS OF REFERENCE
(as amended February 9, 2012)

For purposes of the Terms of Reference the terms set forth below shall have the meanings opposite.

“Applicable Law” means: (a) the by-laws, rules and policies of the Toronto Stock Exchange and the New York Stock Exchange (including section 303A.05 of the NYSE Company Manual to the extent applicable to a foreign private issuer); (b) applicable Canadian and provincial securities legislation, rules and policies; (c) the U.S. Securities Act of 1933 and the Securities and Exchange Act of 1934 and all orders, rules and polices passed pursuant thereto; (d) the Sarbanes Oxley Act of 2002 and the Dodd – Frank Wall Street Reform and Consumer Protection Act of 2010 and all directories, orders, policies etc., to the extent applicable to a foreign private issuer; and (e) such other legislation, policies and rules as may from time to time affect the constitution of the Committee and its responsibilities as herein provided;

“Board” means the board of directors of the Company;

“CEO” means the Chief Executive Officer;

“CFO” means the Chief Financial Officer;

“Committee” means the Compensation, Human Resources, Environmental, Health and Safety Committee;

“EC” means the Executive Chair;

“NEOs” means the five highest paid executive officers of the Company and its affiliates.

COMPOSITION

•
The Committee will be comprised of a minimum of three directors, all of whom must be independent Directors under the rules for Director independence under Applicable Law including as set out in section 303A.02 of the NYSE Company Manual.

•
The membership of the Committee will represent a diverse background of experience and skills including members with energy, human resources, financial, management and health, safety and environmental experience.

•	The Board will appoint the members of the Committee annually at the first meeting of the Board after the annual general meeting of shareholders.

•
Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard to the desire for continuity and for periodic rotation of Committee members.

•	One of the members who is not an executive officer or full-time employee shall be appointed Committee Chair by the Board.

•
The Committee shall appoint a Secretary (who shall be the Corporate Secretary of the Company) to assist in developing agendas, preparing material for Committee members and carrying out such other administrative tasks as the Committee may delegate.

RESPONSIBILITY

•
The Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) key compensation and human resources policies; (ii) the compensation of each of the NEOs; (iii) executive management succession and development; (iv) health, safety and environmental matters; and (v) all other matters normally associated with compensation and policies under Applicable Law.

AUTHORITY

•	The Board will establish the mandate and define the authority of the Committee.

•
The Committee may retain persons having special expertise to assist the Committee in fulfilling its responsibilities including compensation consultants or experts qualified under Applicable Law and may determine their mandates and compensation all of which shall be disclosed as required under Applicable Law.

MEETINGS

•
The Committee will meet at least four times a year. Meetings will be scheduled to facilitate the annual review of salaries, the award of bonuses, the approval of share options, restricted share grants, deferred share grants and shares issuable pursuant to the Company’s share option plan, restricted share grant plan and the directors’ compensation plan, if any, and all other aspects relating to compensation and human resource issues and health, safety and environmental issues affecting the Company and its affiliates all of which will be subject to Board approval. Additional meetings will be held as deemed necessary by the Committee Chair.

•	Meetings of the Committee shall be validly constituted if a majority of the members of the Committee are present in person or by telephone conference.

•	To expedite the review of matters, the Committee may meet in combination with the members of the Nominating and Corporate Governance Committee.

REPORTING

•
The minutes of all meetings of the Committee will be taken by the Committee Secretary and be provided to the Board. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

•	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

ROLE

•	The role of the Committee is to assist the Board in fulfilling its oversight responsibilities to:

–	ensure that the compensation policy and philosophy supports the Company’s strategic objectives;

–	ensure that incentive programs are designed to motivate the NEOs and senior managers to achieve or exceed corporate objectives and to enhance shareholder value;

–	ensure that appropriate human resource policies are in place;

–
review the response by the Company or its affiliates, as the case may be, to health, safety and environmental issues including compliance with Applicable Law, regulatory requirements and industry standards;

–	monitor executive management succession and development;

–
ensure that the compensation decisions of senior managers are not self-serving and that there is reasonable consistency in the application of the compensation policy. Note: it is not the role of the Committee to examine the details of bonus formulae, or the performance of individuals and related salary increases, except for the NEOs. The Committee may question apparent gross discrepancies and seek clarification as to how the policy has been applied, but it will leave detailed administration of compensation matters for persons other than the NEOs to the senior executive officers.

–
review National Policy 58-201 entitled “Corporate Governance Guidelines” a copy of which is attached hereto as Schedule “A” to ensure that the Committee complies with the principles thereof that address compensation and human resource matters including sections 3.15, 3.16 and 3.17 of Schedule B and ensuring that the Company complies with Form 58-101F1 entitled “Corporate Governance Disclosure” a copy of which is attached hereto as part of Schedule A.

–	review National Policy 51-102 entitled “Continuous Disclosure Obligations” to ensure compliance with Form 51-102F6 i.e., “Statement of Executive Compensation” as amended from time to time.

RESPONSIBILITIES

•	The Committee is responsible for:

–
at the beginning of each fiscal year, setting the envelope for aggregate bonuses for the forthcoming year for the NEOs and all senior executive officers including the approval of all executive bonus plans.

–
setting the compensation of the EC, the Chief Executive Officer CEO and CFO and the fees to be paid, shares and deferred share grants to be owned or options or other rights to be granted to Directors and members of Committees of the Board;

–
reviewing the performance of the NEOs annually or more frequently if deemed necessary by the Committee. Setting the senior executive officer’s compensation comprising salary, bonus and any other incentive compensation for the NEOs provided for in their employment agreements. In consultation with the CEO establishing his personal objectives (including corporate objectives) which the CEO is responsible for meeting for the following year;

–
reviewing the performance and approving the compensation, including salaries, bonuses and other incentives, of executive officers of the Company and the heads of each subsidiary or division, on the recommendation of the CEO;

–
annually (i) prepare a report on the EC, CEO and CFO’s compensation from Management or, in the Committee’s discretion, an independent consultant; (ii) evaluate the performance of the EC, CEO and CFO’s considering the Position Descriptions of the EC, CEO and CFO’s, and the EC, CEO’s and CFO’s short-term and long-term corporate goals and objectives and performance measurement indicators; and (iii) recommend annual EC, CEO and CFO compensation, including a long-term incentives component determined considering the Company’s performance and relative shareholder returns, the value of similar incentive awards to EC, CEO and CFO at comparable companies and the awards given to the Company’s past EC, CEOs and CFO. Based on the evaluation, in the Committee’s discretion, make recommendations to the independent directors of the Board for consideration. The independent directors have sole authority to determine annual EC, CEO and CFO compensation. The Committee, in its discretion, may approve a long-term incentive award (with or without ratification from the Board) as may be required to comply with applicable tax laws.

–	annually review temporary successors for the EC, CEO and CFO in case of absence or disability and, in the Committee’s discretion, make recommendations to the Board for consideration.

–
annually review, with the Nominating and Corporate Governance Committee (NCG Committee) and the EC, CEO and CFO the Position Description for the EC, CEO and CFO and, in the Committee’s discretion recommend any changes to the Board for consideration.

–
developing and documenting the compensation policy and philosophy of the Company and any changes thereto for approval by the Board to enable the Company to recruit, retain, and motivate performance-oriented executives so that their interests are aligned with the interests of the Company and the shareholders of the Company;

–	approving fringe benefit programs on the recommendation of the CEO;

–	establishing and administering incentive compensation programs and monitoring their effectiveness;

–
establishing and administering the share option program, the restricted share grant plan and the directors compensation plan and approving amendments thereto, all subject to the approval of the Board of Directors;

–
reviewing the Statement of Executive Compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Committee and settling the reports required to be made by the Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders including the Report of the Compensation Committee.

–	at the request of the CEO, reviewing any other matter affecting the hiring, terms of employment and dismissal of employees, including the terms of employment contracts.

–
reviewing the views and positions of independent organizations (such as the Risk Metrics Group and the Canadian Coalition on Good Governance) representing institutional unitholders in the context of the Company’s compensation objectives and components of executive compensation.

–
reviewing with management whether the policies relating to health, safety and environmental issues including compliance with applicable legislation, regulatory requirements and industry standards are being effectively implemented.

–
reviewing and considering as appropriate, reports and recommendations issued by the Company and its affiliates relating to health, safety and environmental issues, together with management’s response thereto.

–
ensuring that the Company and each affiliate thereof that may be subject to legislation, regulation and/or other requirements relating to health, safety and environmental issues (i.e. such as National Energy Corporation) establishes an internal health, safety and environmental committee with terms of reference approved by the Committee which terms of reference shall include a requirement that: (i) the minutes of all meetings and proceedings of such committees are forwarded to the Chair of the Committee and (ii) all significant health, safety and environmental issues are brought to the attention of the Chair of the Committee.

–	establishing policies for approval by the Board relating to or as required by Applicable Legislation from time to time.

–	ensuring that the Terms of Reference for the Committee are published on the Company’s website.

•
The Lead Director, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee, the performance of each Committee member and each of the directors of the Company.

This document should be read in conjunction with the Nominating and Corporate Governance Committee’s Terms of Reference.

(Approved by the Board of Directors on February 9, 2012
to become effective immediately)

Schedule E
CORPORATE GOVERNANCE GUIDELINES RELATING TO
JUST ENERGY AND ITS DIRECTORS

Just Energy and its directors are subject to the following policies and governance initiatives on:

•	Independent Board Majority;

•	Directors to be Elected on an Individual Basis;

•	Board Overboarding;

•	Retirement Policy;

•	Director Orientation and Continuing Education;

•	Board Diversity and Renewal and Women on Just Energy’s Board; and

•	Share Ownership.

Independent Majority

As indicated in the Circular and as required by applicable legislation and regulation including the NYSE listing standards, 8 of the 11 persons standing for election have, along with the nominating and governance committee, established their independence. All directors currently serving as members of the compensation committee, the risk committee and the audit committee (where Mike Kirby is currently the financial expert), are independent. Because of his association with a law firm which represents Just Energy in selected matters, neither of Messrs. Giffin nor Brussa currently serve as a member of the Audit Committee or the Compensation Committee.

Directors to be Elected on an Individual Basis

As a corporate governance initiative, the nominee directors are being elected on an individual, as opposed to a slate, basis. The board of Just Energy has adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the nominating and governance committee for consideration promptly following the meeting. The nominating and governance committee shall consider the resignation and shall recommend to the board of Just Energy whether to accept it. The board will consider the recommendation and determine whether to accept it within 90 days of the meeting and a news release will be issued by Just Energy announcing the board’s determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Board Overloading

The directors of Just Energy have approved a guideline on “Board Overloading”. The guideline provides that as a principle of good corporate governance, directors of Just Energy should not serve on the boards of more than six publicly listed companies. The nominating and governance committee, after a consideration of all the circumstances, may determine annually, prior to the election of directors, to waive the guideline for persons who in exceptional circumstances with unique experience and expertise, should not be constrained from serving on the board. The nominating and governance committee has determined that the guidelines should not apply to John Brussa. See Schedule B.

Retirement Policy

The board of Just Energy has approved, as a corporate governance initiative, as being in the best interests of Just Energy and its shareholders and board renewal, a retirement policy pursuant to which directors must resign on the earlier of: (a) age 75 and (b) the day starting from the later of April 1, 2001 initial public offering and the day of the election or appointment to the board when a director has served on the board of Just Energy for more than 15 years. Special circumstances may exist or arise when it is in Just Energy’s best interests to waive the policy for up to maximum of three years based on a director’s contribution and expertise subject to solid annual performance assessments and shareholder approval.

Director Orientation and Continuing Education

The board of Just Energy has approved, as a corporate governance initiative, a policy to formalize its approach to a comprehensive orientation plan for new directors and a policy to encourage directors to participate in continuing education. The intent of the policies is to ensure that: (a) new directors, whether appointed to fill a vacancy on the board or to be elected at an annual meeting, be required to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, board policies and committee structure, their fiduciary duties and responsibilities as directors and the contribution they are expected to make to the deliberations of the board and board committees, and (b) a program is in place to ensure all directors will have access to education and information on an ongoing basis, both internal and external, pertaining to matters in (a) above and to board effectiveness, the best practices associated with successful boards, briefings on strategy, succession planning and risk, so as to enable them to carry out their duties and responsibilities as outlined in the Just Energy board mandate and the mandate for individual directors both of which are published on Just Energy’s website www.justenergygroup.com. During the two years ended March 31, 2015, the board: (i) held a one day strategy session on succession planning, expansion of the business, capital structure and other business matters, (ii) held a one day meeting of the independent directors in New York on January 28, 2014 to discuss corporate governance matters, succession and executive compensation, (iii) held separate sessions on risk and the management of Just Energy’s commodity book with the chair of the risk committee, (iv) held special meetings on Just Energy’s budget for 2016 on April 1, 2015, (v) held a special meeting on executive compensation on May 13, 2015 and (vi) convened a general board strategy session with senior management on May 15 and 16, 2014 in Chicago. Mr. Perlman recently obtained certification as a Governance Fellow from the National Association of Corporate Directors in recognition of his commitment to ongoing professional development and training as a corporate director. Each of Messrs. Perlman and Sladoje has, during the past year, attended conferences on director education at Just Energy’s expense hosted by the NACD in Houston, Washington, Atlanta and Chicago.

Board Diversity and Renewal

The board of directors of Just Energy has approved as a corporate governance initiative, a policy on board diversity and renewal on the basis that greater board diversity contributes to better corporate governance. The board of Just Energy believes that diversity should be considered in the context of ethnicity, gender, age, business experience, functional expertise, stakeholder perspectives and geographic background. Just Energy nominee directors reflect all of the above criteria including gender, diversity, legal, finance, accounting, business experience, public policy, management, regulatory and an age diversity ranging from 36 to 73. During Just Energy’s financial year ended March 31, 2013 two new independent directors were appointed to the Just Energy board, a third independent director was elected at the annual and special meeting on June 26, 2013 and a fourth new director was appointed to the board on December 17, 2013. Each of them has significant experience in our business sector and reflecting the growth of our business in the United States, one from the North East (William Weld), one from the Midwest (George Sladoje) and two from the South (Brett Perlman and Scott Gahn). The five new directors to be nominated at the meeting have together, an extensive experience in Just Energy’s business, significant accounting, financial and business experience and three of them, while representing the interests of all shareholders, as described in the Circular, are associated with Just Energy’s significant shareholders.

In addition, in May 2015, three directors two of whom (Messrs. Segal and Kirby), have served Just Energy for more than 15 years each and one (Gord Giffin) who has served the board for 9 years announced they would not be standing for re-election at the annual and special meeting of shareholders on June 25, 2015. Based on the recommendation of the nominating and governance committee, the names each of each of: (i) David Wagstaff, a chartered accountant and Chief Financial Officer of Jetport; (ii) Clark Hollands, a chartered accountant and businessman who is a director of several foundations including The Jim Pattison Foundation, (iii) Ryan Barrington-Foote, a chartered accountant and the Managing Director, Accounting at the Jim Pattison Group; (iv) James Lewis and (v) Deborah Merril, each Co-Presidents and Co-Chief Executive Officers of Just Energy, have all been nominated for election as directors at the annual and special meeting.

Share Ownership

The board has a current policy that requires directors to receive $15,000 of their annual base retainer in director deferred share grants (“DSGs”) or common shares and requires directors to own a minimum of three times their annual base retainer of $65,000 ($195,000) in common shares and DSGs within five years of their appointment or election to the board. Fees are not paid to directors who are members of executive management. On May 14, 2015 the board amended its Director’s Compensation Plan to provide, effective July 1, 2015, for an annual base retainer for directors (other than management directors) of $125,000 of which a minimum of 15% is payable in DSGs or shares. See page 26.

All current directors are fully compliant with the ownership policy except for Messrs. Weld, Sladoje, Perlman and Gahn each of whom have 5 years from the date of their appointment or election to the board to become compliant.

Document 2

just energy

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

Mr A Sample
Designation (if any)
Add1
Add2
add3
add4
add5
add6

Security Class
123

Holder Account Number
C1234567890 XXX

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Form of Proxy - Annual and Special Meeting to be held on June 25, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 3:00 pm, Eastern Time, on June 22, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Vote by Fax

- Complete, sign and date the reverse hereof.
- Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is **NO CHARGE** for this call.
- Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

0155MA

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

The undersigned common shareholder of Just Energy hereby appoints Rebecca MacDonald, Executive Chair of Just Energy or Hugh Segal, Lead Director of Just Energy

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Just Energy to be held at the Toronto Stock Exchange, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario on Thursday, June 25, 2015 at 3:00 pm and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John A. Brussa	☐	☐	02. Ryan Barrington - Foote	☐	☐	03. R. Scott Gahn	☐	☐
04. H. Clark Hollands	☐	☐	05. James Lewis	☐	☐	06. Rebecca MacDonald	☐	☐
07. Deborah Merril	☐	☐	08. Brett A. Perlman	☐	☐	09. George Sladoje	☐	☐
10. David F. Wagstaff	☐	☐	11. William F. Weld	☐	☐			

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	For	Withhold
2. Appointment of Auditors Appointment of Ernst & Young L.L.P. as Auditors of Just Energy, and to authorize the directors to fix their remuneration.	☐	☐

	For	Against
3. Executive Compensation Approval, in an advisory, non binding capacity, Just Energy's approach to executive compensation as described in the circular accompanying this Proxy.	☐	☐

	For	Against
4. Restricted Share Grant Plan Approval of an ordinary resolution to approve an increase in the number of common shares available for issue under Just Energy's restricted share grant plan as described in the circular accompanying this Proxy.	☐	☐

	For	Against
5. Other Business At the proxyholder's discretion upon any amendments or variations to matters specified in the notice of meeting.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report – Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

E A R Q 053048 X X X X A R 2 999999999999

0155ND

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)

Date:	June 2, 2015	By:	/s/ Jonah T. Davids
			Name:	Jonah T. Davids
			Title:	Executive Vice-President, and General Counsel